                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
           UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934

                         SCOTTSDALE TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its Charter)

                       Delaware                       86-0877595
             (State or other jurisdiction of          (IRS employer
            incorporation or organization)            identification number)

             7580 E. Gray Road, Suite 102, Scottsdale Arizona 85260
                    (Address of principal executive offices)

                (602) 998-7300  (Voice)            (602) 998-7986  (Fax)
                        Issuer's Telephone and Fax number

           Securities to be registered under Section 12(b) of the Act:

            Title of each class                   Name of each exchange on which
            to be so registered                   each class to be registered

            Common Stock                          OTC Bulletin Board Service

              Securities registered under Section 12(g) of the Act:
                                      None

                    Fee Calculation Under Rule 12b-7: $250.00


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            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This Form 10-SB contains forward-looking statements with respect to the financial condition, results of operations and business of the Company, including statements under the captions "DESCRIPTION OF BUSINESS," "RISK FACTORS" and "MANAGEMENT DISCUSSION AND ANALYSIS." These forward-looking statements involve certain risks and uncertainties. No assurance can be given that such results will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) the Company has not earned any significant operating revenues; (2) the Company's success depends largely upon the success of the Program Master(TM), which is a new product being distributed in the retail market; (3) the Company's cash and other financial resources are limited; (4) competitive pressure in the Company's industry could increase significantly; (5) costs or difficulties relating to the introduction of the Company's products into the marketplace could be greater than expected; (6) the difficulties associated with introducing new products into the retail market; and (7) general economic conditions may be less favorable than expected. For other information on such factors and other factors that could affect the financial results of the Company and such forward-looking statement statements is included in the section herein entitled "RISK FACTORS."


                                     PART I

                             DESCRIPTION OF BUSINESS

GENERAL

     Scottsdale Technologies, Inc., a Delaware corporation formerly known as WO Consulting, Inc. ("Scottsdale"), was incorporated in Delaware on March 6, 1996. On October 30, 1997, Scottsdale merged with Sound Industries, Ltd., a Utah corporation ("Sound"), with Scottsdale remaining as the surviving corporation of such merger (the "Scottsdale Merger"). Immediately prior to the Scottsdale Merger, Scottsdale had been a wholly owned subsidiary of Sound. For more information regarding Scottsdale's history, see "DESCRIPTION OF BUSINESS--Recent Corporate Developments."

     Scottsdale files reports pursuant to rule 15c2-11(a)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shares of Scottsdale's common stock are currently quoted in the OTC Bulletin Board service through the National Association of Securities Dealers, Inc. ("NASD") pursuant to the 6500 and 6600 series Rules promulgated by the NASD. Scottsdale is not subject to the reporting requirements of Sections 12, 13 or 15(d) of the Exchange Act, and has not filed any reports pursuant to such sections prior to the filing of this Form 10-SB.

EXISTING PRODUCTS

      ETV Host Software

     Scottsdale markets software containing an electronic television guide called "Electronic TV Host" to OEM, retail, educational and direct response channels of distribution pursuant to a Distribution Agreement with TV Host, Inc. dated September 25, 1995. Sound and Scottsdale as merged into Scottsdale following the Scottsdale Merger are sometimes referred to herein as the "Company".

      The Electronic TV Host software (the "Software") allows a subscriber to receive through the modem of his personal computer ("PC") up-to-date weekly listings of television programs offered in the subscriber's city, regardless of whether the programs are offered by network and local television stations or by the subscriber's cable or digital satellite system. The television program information appears on the computer screen in a grid format similar to the standard format of printed guides in newspapers or magazines. Up to ten days of television listings may be viewed at any time. The Software allows the subscriber to search the listings by time, channel, station, theme or sub-theme, actor or actress or by other customized topics that the subscriber can create based upon his or her personal preferences. Information about particular programs such as plot descriptions and the actors and actresses starring in such programs are displayed as a subscriber chooses individual programs.


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      After selecting particular programs, the subscriber also can select whether to view the program or record it. The Software will record the subscriber's selections, which may be printed so that the subscriber has a personal television listing for quick reference. The selections can also be loaded into the Company's proprietary Program Master(TM) device that operates the user's home entertainment system.

      Program Master(TM)

      The Program Master(TM) is a one button, egg shaped, hand-held infrared device that controls the television, videocassette recorder and cable box in a user's home using a proprietary wireless technology called "Light Link" embodied in the software containing the electronic television guide. Using this technology, viewers can download their viewing selections into the Program Master(TM), which then takes control of the home entertainment system and automatically records the viewer's selections and/or turns the viewer's television on and off in the manner selected, without the viewer having to operate the dials, knobs, clocks or buttons of the equipment itself. During the 1996 calendar year and through June 1997, the Company either acquired or developed and refined the technology incorporated in the Program Master(TM). The Company began marketing and distributing the Program Master(TM) in July 1997. The Program Master(TM) and the Software are sometimes collectively referred to herein as the "System."

      The Software runs on any DOS-based computer with the Windows (version 3.1 or later) operating system, a 386 or higher processor and at least 4Mb of RAM. To the Company's knowledge, the Program Master(TM) is compatible with the majority of televisions, videocassette recorders, cable boxes and digital satellite receivers currently on the market. With minor modifications to the Company's software, the Program Master(TM) is also, to the Company's knowledge, compatible with all electronic television listing providers that have scheduling capabilities, regardless of whether such listing providers are accessed through an online service or directly from the Internet.

      The current retail price of twelve and six month subscription to the Electronic TV Host service is $49.95 and $29.95, respectively. The retail price of the Program Master(TM) will initially be $49.95. Each purchaser of a Program Master(TM) device will receive a free six month subscription to the Electronic TV Host service. The target market for the System is composed of U.S. households with personal computers, which is currently estimated to consist of 37.2 million households. However, the Company only began distributing its products commercially in July 1997, and has not generated any significant operating revenues.

      Because of technological developments in the areas of fiber optics and digital compression, as well as recent legislation, cable operators and satellite dish providers will soon be able to offer hundreds of television channels. Even with standard cable offerings of 40 to 50 channels, program offerings can approach 15,000 per week. In this increasingly complex environment, products will be needed to assist viewers in navigating through the plethora of program offerings. Management believes that the Program Master(TM), when combined with the Software, will enable its users to find, select, record and enjoy television programs, even when program offerings become so numerous. For a description of the Company's business strategy, see "MANAGEMENT DISCUSSION AND ANALYSIS."

COMPETITION

      Although the Company is not aware of any product on the market provides the features available by subscribing to the Software and buying the Program Master(TM), there can be no assurance that another such product will not be developed and marketed to the public. Moreover, the Company's products will be distributed in the consumer electronics market, a highly competitive marketplace, and through the retail market. Because the Company does not have a past history of success and is marketing a new product, it may be very difficult for the Company to acquire shelf space with retailers. The consumer electronics market is also a marketplace that requires significant marketing expenditures and support to gain consumer awareness of any product, expenditures that cannot presently be supported by the Company unless sales of the Company's products prove sufficient. Virtually all of the Company's competitors and potential competitors possess significantly greater capital and marketing resources than the Company. While the Company is not aware of products that offer the same features as its products, there are potential products in the marketplace that consumers may view as substitutes. Those substitutes may be separated into three categories: (1) printed guides; (2) electronic programming guides; and (3) programming devices.


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      Printed Guides

      Historically, printed guides have been the source for television schedule information and consist mainly of TV Guide (a weekly guide with over 14 million subscribers), as well as local newspaper guides and cable TV guides. These guides provide comprehensive listings for all available channels and often contain brief plot descriptions. Such guides offer the advantages of familiarity and simplicity. The usefulness of these guides is diminishing as cable and satellite dish providers increase the number of channels available to subscribers and with the advent of extensive 24-hour programming.

      Electronic Programming Guides

      Electronic programming guides range from the non-interactive on-screen scrolling of the Prevue Channel provided as part of some cable systems to the interactive on-screen menu systems of Video Guide and StarSight. Video Guide has been shipping a device costing approximately $100 that sits on top of the television to markets across the U.S. StarSight, which is available in a limited number of televisions and videocassette recorders, is also marketing a similar device costing approximately $100. The Video Guide and StarSight services enable users to view program listings, search for programs by title, and offer a brief program description. Subscription rates for such services, in addition to the initial up-front cost of the device, run about $5 per month, and the marketing of the two products emphasizes the one-button recording capability of both systems.

      TV Guide On Screen ("TVGO") is a joint venture among News Corp. Ltd. (the publisher of TV Guide), Tele-communications Inc. and Liberty Media Corporation. While not yet available, TVGO's system will provide scheduling information and menu selection similar to StarSight. The system will allow the user to order premium cable services on screen and block programs by rating. TVGO has announced that it will not offer VCR programming capabilities. The TVGO service will be offered exclusively through TVGO and will require the installation of special cable boxes.

      Other competing electronic television guides include World Wide Web-based GIST, TV Quest, and TV Guide On-Line (under development). None of these guides are downloadable to the PC, as is the Software; hence the Company believes that these alternatives do not compare favorably to the Software in terms of their response time in search modes.

      Internet television guides such as GIST, TV Guide On-Line and the WebTV concept can be considered to compete with the Software. These guides are usually free and available on the Internet. Many users, however, find the Internet overburdened and slow. As a result, search and response times can be slow in comparison to the software. Notwithstanding the current problems with the Internet, the Company recognizes that it has vast potential and is in the process of developing a marketing strategy to make its product available over the Internet without competing with its existing software. However, there can be no assurances that the Company will be able to make the necessary inroads to implement this strategy.

      In addition, some cable companies are currently offering more sophisticated program guides than they have previously made available. These guides allow cable subscribers to analyze and select programs and view programming notes. While these guides do not have all the features that the System offers, cable companies are enhancing their ability to provide program guides with more features. The increasing level of competition and technology may require the Company to spend significant amounts on research and development in order to be able to offer products that have more features than those offered by competitors.

      Investors should be aware that the System does not work directly with a user's cable box, but relies on subscribers having personal computers. While the Company believes that the market of households with personal computers is a large one, the fact that all users of the System must have a personal computer limits the Company's potential market for its product. In addition, some companies are offering products that combine the features of televisions and personal computers. To the extent that these products offer the features provided by the System, sales of such products could have an adverse effect on the Company. In view of all of the foregoing, significant expenditures in research and development by the Company may be required in order to acquire and maintain a competitive edge.


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Programming Devices

      VCR Plus, VCR Voice Programmer, StarSight and Video Guide are four products designed to facilitate VCR recording. VCR Plus enables users to program their VCR's by pressing a series of numbers, representing specific programs, readily available in printed schedule guides. The VCR Voice Programmer responds to a human voice, announcing the channel, day and time of a program selection. StarSight and Video Guide both allow the viewer to receive select and record programs from their TV screens. The Company believes that hardware to accomplish the recording and selection functions in both systems presently costs five times or more than the retail cost of the Program Master(TM). In addition, none of the VCR programming devices described above is computer-based, which to some extent limits the scope of their available functions.

INTELLECTUAL PROPERTY

      The Company has applied for patents with respect to an optically programmable controller included in Program Master(TM). In particular these inventions relate to transmitting and receiving data over self-calibrating optical links. While the Company believes it's inventions and patent applications as well as its copyright and trade secrets are of value, the Company intends to depend on engineering, marketing and service skills more so than its intellectual properties. In any case, although the Company has a policy of seeking patents or other forms of protection on its intellectual property, these forms of protection do not necessarily prevent competition from designing around or successfully challenging the Company's intellectual property. The Company believes that deciphering the encryption codes on its microchip is impractical unless a party dedicated significant resources to attaining such a goal. The Company intends to rigorously defend its intellectual property rights against infringement.

RAW MATERIALS

      The Company's Program Master(TM) product is manufactured and assembled by a company whose operations are in South Korea. Such company has been contracted to provide "turnkey" manufacturing of the Program Master(TM) product; all components, including microchips, are purchased by the manufacturer and assembled in the Program Master(TM) unit. The programming of the microchip is presently done in the United States. Such South Korean company is one of the largest manufacturers of universal remote products in the world and has acquired an equity interest in the Company.

      The Company realizes that there are general risks of relying on others to supply the parts and components used to construct the Company's products, as well as the risks of relying on a foreign company to manufacture the Program Master(TM). These risks include delays in shipments, work stoppages, adverse fluctuations in currency exchange rates and political instability abroad. The loss of certain of the Company's suppliers and manufacturers could adversely affect the Company's business until alternative arrangements could be secured. There can be no assurance, that the Company would be able to replace such suppliers and manufacturers in a timely manner and on terms substantially similar to those that are now in effect should any of the above risks materialize.

      All other raw materials not used to construct Program Master(TM) devices are provided locally in Arizona. These materials primarily include packaging materials for the retail market. The major suppliers of services to support the retail marketing effort (such as technical support and order fulfillment) are also located in Arizona.

GOVERNMENTAL AND ENVIRONMENTAL LAWS AND REGULATIONS

      To the Company's knowledge, it has obtained all permits, licenses and authorizations required under, and is in compliance with, all applicable laws. No notice from any governmental authority has been received by the Company claiming any material violation of any law or requiring any work, construction or expenditure, or asserting any tax, assessment or penalty. To the Company's knowledge, the business and operations of the Company have been and are in compliance with all environmental laws in effect, and no condition exists or has existed or event is occurring or has occurred which, with or without notice or the passage of time or both, would or did constitute a material violation of or give rise to any present or future liability or lien under any environmental law. The costs of complying with environmental laws and regulations are not material to the Company.


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RESEARCH AND DEVELOPMENT

     The Company estimates that as of August 1, 1997, approximately $1,250,000 has been spent by the Company and Dalescott (as defined below) on research and development in connection with the development of the System. The Company hopes that the revenues its earns from sales of the System will enable it to recover the amounts that have been spent, and that will in the future be spent, on research and development of the System and any other products the Company develops.

EMPLOYEES

      The Company currently has five full-time employees and works with approximately ten consultants that provide significant services to the Company on a part-time basis. Should the Company achieve its business plan, it plans to add approximately four additional full-time employees within the next six months. The Company intentionally plans to manage its growth by outsourcing its manufacturing and assembling operations, technical support, and engineering requirements rather than building an internal infrastructure. It plans to market its products by developing joint programs with retailers and contracting with independent sales representatives and distributors to open new retail opportunities. Presently the Company has eleven sales representatives and two major distributors who are marketing the Company's Software and Program Master(TM) products.

RECENT CORPORATE DEVELOPMENTS

      Merger with Sound

     Sound was incorporated in Utah on October 24, 1980. Prior to the Sound Merger described below, Sound had been a development stage company pursuing a number of different business opportunities from time to time, all of which businesses were discontinued and/or divested. Among the businesses formerly pursued by Sound were the development, production and marketing of sound reproduction equipment; the acquisition of U.S. patents pertaining mainly to positive displacement vane rotary pumps; and the acquisition of eight lode mining claims. During the three year period preceding the Sound Merger, Sound did not engage in any significant business activity.

     On March 21, 1997, Sound formed Sound Acquisition Corp., a Utah corporation and wholly owned subsidiary of Sound ("SAC"). On May 27, 1997, and in accordance with a Plan and Agreement of Reorganization dated as of March 21, 1997 (the "Sound Reorganization Agreement"), effective March 31, 1997 SAC merged with Scottsdale, with Scottsdale being the surviving entity of such merger (the "Sound Merger"). Pursuant to the terms of the Sound Merger, each outstanding share of common stock of Scottsdale was converted into one share of common stock of Sound, and all but 1,400,000 shares of Sound's outstanding common stock were redeemed. Thus, immediately after the consummation of the Sound Merger, the outstanding capital stock of Sound consisted of 3,604,130 shares of common stock ("Common Stock").

      Acquisition by Scottsdale of Assets of Dalescott

     Pursuant to a Plan and Agreement of Reorganization dated as of February 28, 1997, but intended by the parties to be effective as of January 1, 1997 (the "Reorganization Agreement"), Scottsdale acquired substantially all of the assets of Dalescott, Inc., a Delaware corporation formerly known as Scottsdale Technologies Inc. ("Dalescott") .

      Under the terms of the Reorganization Agreement, as amended by the First Amendment to the Plan and Agreement of Reorganization dated as of May 15, 1997, Scottsdale issued 1,461,585 shares of its common stock to Dalescott in exchange for the assets of Dalescott acquired by Scottsdale. Scottsdale also agreed to issue no less than 481,000 and no more than 650,000 shares of its common stock to certain officers and employees of Dalescott.

      In connection with the closing of the transactions contemplated by the Reorganization Agreement, Dalescott entered into separate Restructuring Agreements with certain of its senior creditors, pursuant to which Scottsdale agreed to pay a continuing royalty of four percent (4%) of all net sales proceeds derived by Scottsdale from the sale of the Program Master(TM) and Software products and to place such proceeds into an escrow account for the benefit of certain senior creditors of Dalescott. One such senior creditor that had a security interest in the assets of Dalescott has received $49,260.14 in cash from Dalescott and is entitled to receive an additional $11,962.28 in cash as well as the first $200,000 disbursed by the escrow account to such senior creditors. Thereafter, all payments made to such senior creditors out of funds received by the escrow account shall be distributed pari passu among the senior creditors until all amounts owed by Dalescott to such senior creditors have been paid in full. Such Restructuring Agreements provide that Scottsdale shall not be obligated to pay in excess of $1,543,130 in royalties to such senior creditors of Dalescott.


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      Following the senior secured creditor's receipt of initial cash payments of $61,222.42 in the aggregate and the first $200,000 disbursed by the escrow account, such secured creditor will remain entitled to receive an additional $137,242 out of royalties deposited into the escrow account, and only after all such amounts are paid to the senior secured creditor will such security interest be released.

      The Company has included, for informational purposes, the financial statements of Dalescott as an exhibit hereto. However, the Company has not assumed any of the liabilities of Dalescott other than certain liabilities specifically assumed pursuant to the terms of the Reorganization Agreement. It should also be noted that the performance of Dalescott is not necessarily indicative of how the Company will perform, and investors should not assume that the Company has the same business plan and products that Dalescott had.

      Note and Warrant Purchase Agreement

      In connection with the closing of the transactions contemplated by the Reorganization Agreement, Scottsdale and Scottsdale Technologies-I, Ltd., a Delaware limited partnership (the "Partnership") entered into a Note and Warrant Purchase Agreement dated as of February 28, 1997, but intended by the parties thereto to be effective as of January 1, 1997 (the "Note Purchase Agreement"). Pursuant to the terms of the Note Purchase Agreement, Scottsdale agreed to issue to the Partnership one or more Senior Convertible Promissory Notes (collectively, the "Senior Note") in the aggregate principal amount of up to $1,928,250 bearing interest at the rate of twelve percent (12%) per annum, and the Partnership agreed to disburse the principal of the Senior Note in one or more advances from time to time in exchange for the Senior Note. The Senior Note is due on December 1, 1997.

      Dalescott had previously issued a certain Promissory Note dated May 31, 1996 (the "Dalescott Note") in favor of Software Funding Corp., a Delaware corporation and the general partner of the Partnership (the "General Partner"), as agent for certain investors. Such investors subsequently assigned their interest in the Dalescott Note to the Partnership in exchange for partnership interests in the Partnership. Under the terms of the Note Purchase Agreement, the Partnership assigned the Dalescott Note to Scottsdale in exchange for $424,000 in principal amount under the Senior Note, and the Partnership agreed to provide a line of credit in the amount of up to $1,504,250. (Such line of credit, together with the $424,000 in principal and interest outstanding on the Dalescott Note, constitutes the aggregate principal amount of $1,928,250 under the Senior Note.) As of June 30, 1997, the aggregate principal amount outstanding under the Senior Note was $1,251,010.

      In addition, the terms of the Note Purchase Agreement require Scottsdale to issue the Partnership warrants to purchase up to 1,641,111 shares of Scottsdale's common stock at a price of $10.00 per share (the "Warrants"), at an initial price of $0.01 per Warrant. The Warrants expire at the close of business on June 30, 2006.

      Subject to compliance with certain provisions set forth therein, the Note Purchase Agreement provides that the Senior Note is convertible in whole or in part at the option of the Partnership at any time as follows: (1) the initial $428,250 of principal advanced pursuant to the Senior Note is convertible into 955,000 shares of Scottsdale's common stock and (2) the remaining principal and accrued and unpaid interest outstanding are convertible into shares of Scottsdale's common stock at a conversion price of $1.35 per share, subject to customary adjustments to prevent dilution or account for reverse stock splits. Scottsdale is required under the terms of the Note Purchase Agreement to file a registration statement registering the resale of the shares of common stock of Scottsdale issuable upon conversion of the Senior Note and the exercise of the Warrants within 120 days of the consummation of the merger (the "Registration Statement"). In the event (a) the Registration Statement becomes effective and such shares are registered for resale under the Securities Act of 1933, as amended, and qualified for issuance and resale under the various state laws prior to December 1, 1997 and (b) Scottsdale or its successor is a reporting company under the Securities Exchange Act of 1934, as amended, then the Senior
Note is subject to mandatory conversion into the number of shares determined in a manner similar to that described in the preceding paragraph.


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      Governance Matters

      Pursuant to the Note Purchase Agreement, Scottsdale has covenanted that it shall cause three (3) directors nominated by the General Partner to be elected to Scottsdale's Board of Directors (out of a total of five (5) directors), and the committees thereof. In the event any principal or accrued interest of the Senior Note is not paid when due or there exists an Event of Default (as defined therein), Scottsdale shall, at the request of the Partnership, cause two additional directors designated by the Partnership to be elected to Scottsdale's Board of Directors, and such additional directors shall be permitted to serve as such until the overdue principal and interest is paid in full or such Event of Default is cured. Scottsdale also agreed that its Board of Directors will not consist of more than seven (7) directors. The arrangements described in this paragraph that relate to Scottsdale's Board of Directors shall automatically terminate (a) at the end of the one year period during which the Registration Statement has been continuously effective and Scottsdale has been subject to the reporting requirements under Section 12 of the Exchange Act or, if earlier, (b) the date on which Scottsdale closes an underwritten public offering of at least $1,500,000 where the public offering price is at least $5.00 per share if the terms of such offering permit the Partnership and/or the partners thereof to sell the shares of Scottsdale common stock issuable upon conversion of the Senior Note and the exercise of the Warrants in connection therewith and the underwriter objects in writing to the right of the General Partner and the holders of the Senior Note to select members of Scottsdale's Board of Directors. The Partnership, Scottsdale, Sound, Eric J. Schedeler, C. Kimball McCusker, Michael L. Slover, Stuart N. Rubin and David M. Butler have executed a Shareholder's Voting Agreement that reflects the terms of the foregoing agreements and covenants relating to the Board of Directors of Scottsdale (the "Voting Agreement").

      In connection with the Merger, Sound agreed in both the Sound Reorganization Agreement and a certain Guarantee Agreement among Sound, Scottsdale and the Partnership (the "Sound Guarantee") to guarantee the performance and observance by Scottsdale of all of Scottsdale's obligations pursuant to the Senior Note, the Warrants, the Note Purchase Agreement and any other agreement or instrument executed in connection with any of the foregoing. In addition, Sound agreed in the Sound Guarantee (a) that upon a conversion of the Senior Note, Sound shall issue shares of Sound's common stock to the same extent that Scottsdale is required to issue shares of Scottsdale's common stock upon a conversion of the Senior Note pursuant to the terms of the Senior Note and the Note Purchase Agreement and (b) that upon an exercise of the Warrants, Sound shall issue shares of Sound's common stock to the same extent that Scottsdale is required to issue shares of Scottsdale's common stock upon an exercise of the Warrants pursuant to the terms of the Warrants and the Note Purchase Agreement. The Partnership agreed in the Sound Guarantee that upon a conversion of the Senior Note or an exercise of the Warrants, the Partnership shall accept delivery of shares Sound's common stock in lieu of receiving shares of Scottsdale's common stock. The arrangements described in the preceding paragraph relating to the election of directors nominated by the General Partner to Scottsdale's Board of Directors shall also apply to the Board of Directors (and committees thereof) of Sound pursuant to the terms of the Voting Agreement.



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                                  RISK FACTORS

      Investment in the Company's Common Stock entails a very high degree of risk. In addition to those risks specifically inherent in the consumer electronics industries, the Company faces all of the risks inherent in the establishment of what is, in effect, a start-up business, including, among other things, limited access to capital, delays in the completion of its business plan in certain markets and intense competition. There can be no assurance that the Company's business will be successful. For these and other the other factors discussed herein, an investment in shares of Common Stock must be regarded as the placing of funds at a high risk in a new or developing venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. In addition to the information presented elsewhere in this document, the following factors should be considered carefully in evaluating any such investment.

      Lack of Commercial Sales; New Product. The Company has a limited operating history and has generated approximately $100,000 from the sale of the Program Master(TM) and subscriptions to the Electronic TV Host service. Computer-related products as complex as those offered by the Company generally contain a number of undetected errors or "bugs" when they are first released and may require a high level of technical support. There can be no assurance that such errors will not be found in the Software or Program Master(TM), possibly resulting in delays in market acceptance. During the period of development of the System, Dalescott incurred significant losses. Given the history of substantial losses during the developmental stage of its products, there can be no assurance that the Company will be profitable or will be able to satisfy any of its obligations.

       Negative Net Worth; Certain Liabilities. As of October 31, 1997, the Company had a negative book value of $4,694,605, and had liabilities of $5,463,618, including $1,251,010 owed to the Partnership under the Senior Note. After the conversion of the Senior Note and the issuance of shares pursuant to such conversion, the Company anticipates that the total liabilities of the Company will be reduced to approximately $1.2 million and the Company's book balance will be increased to a negative net worth of approximately $484,000. Prior to Scottsdale's acquisition of substantially all the assets of Dalescott, Dalescott owed approximately $108,788.00 to a number of other creditors. In connection with such acquisition, Dalescott agreed to distribute to some of such creditors a number of the shares of Scottsdale's common stock that Dalescott received in connection therewith in exchange for such creditors' agreement to release and/or cancel Dalescott's obligations to such creditors. Dalescott also owes an additional amount of up to $1,543,130.00 to certain senior creditors. In connection with such acquisition, Scottsdale has agreed to pay royalties based on the net sales price of the System to an escrow agent in order to satisfy claims against Dalescott aggregating up to $1,293,130.00. The Company has no obligation to pay such amounts; rather the obligation is limited solely to the payment of royalties. However, the payment of the royalties will reduce the Company's net revenues and hence its earnings. In addition, and in connection with such acquisition, Scottsdale agreed to pay approximately $100,000 to various trade creditors of Dalescott.

       The Company has also agreed to assume the obligations of Dalescott under a certain Stipulation for Entry of Judgment (the "Judgment") and a Covenant Not to Execute a Stipulated Judgment (the "Covenant Not to Execute"). Pursuant to the terms of the Covenant Not to Execute, Dalescott agreed to pay GrandeTel Technologies, Inc. ("GrandeTel") or its order the amount of $145,000 during the period between August 1, 1997 and July 1, 1998. In the event Dalescott defaults on any of its obligations under the Covenant Not to Execute, GrandeTel may file the Judgment, record the Judgment and/or execute upon it. The Judgment is for the sum of $250,000 with interest thereon at the prime rate of Citibank plus two percent per annum from August 1, 1994 until paid. See "LEGAL PROCEEDINGS."

      The Company's balance sheet is leveraged, and given the development stage of the System, there can be no assurance that the Company will be profitable or will be able to satisfy any of its obligations, including those arising under the Senior Note.

      While Dalescott represented in the Purchase Agreement that there are no liabilities or claims relating to its business or assets other than those liabilities being assigned to Scottsdale, there can no assurance that other creditors will not surface. If they do, such creditors may attempt to assert claims directly against the Company and/or Scottsdale. While the Company intends to vigorously defend against any such claims, there can be no assurance that such creditors will not prove to be successful.

      The Company has included, for informational purposes, the financial statements of Dalescott as an exhibit hereto. However, the Company has not assumed any of the liabilities of Dalescott other than certain liabilities specifically assumed pursuant to the terms of the Reorganization Agreement. It should also be noted that the performance of Dalescott is not necessarily indicative of how the Company will perform, and investors should not assume that the Company has the same business plan and products that Dalescott had.

      Competition. Although the Company is not aware of any product on the market provides the features available by subscribing to the Software and buying the Program Master(TM), there can be no assurance that another such product will not be developed and marketed to the public. Moreover, the Company's products will be distributed in the consumer electronics market, a highly competitive marketplace, and through the retail market. Because the Company does not have a past history of success and is marketing a new product, it may be very difficult for the Company to acquire shelf space with retailers. The consumer electronics market is also a marketplace that requires significant marketing expenditures and support to gain consumer awareness of any product, expenditures that cannot presently be supported by the Company unless sales of the Company's products prove sufficient. Even if the Company successfully implements its business plan, the Company expects other companies to attempt to copy its products or to develop alternative products. Other firms may develop products that may be technologically superior to the Company's products. Virtually all of the Company's competitors and potential competitors possess significantly greater capital and marketing resources than the Company. While the Company is not aware of products that offer the same features as its products, there are potential products in the marketplace that consumers may view as substitutes. Those substitutes may be separated into three categories: (1) printed guides; (2) electronic programming guides; and (3) programming devices. The Company's financial resources and innovative and technical abilities may be insufficient to enable the Company to compete successfully. See "DESCRIPTION OF BUSINESS -- Competition."

      Limited Intellectual Property Rights. The Company has applied for patents with respect to inventions included in the Program Master(TM). The Company recognizes that although it may obtain patents included in the Program Master(TM), it is possible that competitors may be able to design around such patents, or successfully challenge the validity of such patents; if such competitors successfully design around the patents or successfully challenge the patents they may be able to develop products that would be directly competitive with the System.


      Although the Company has a policy of seeking patents or other forms of protection on its intellectual property, these forms of protection do not necessarily prevent competition from designing around or successfully challenging the Company's intellectual property. To the extent that the Company's products are not protected by patents or copyrights, it may be possible for other companies to duplicate those products. Furthermore, because of technological changes in the consumer electronics industry, the current extensive patent coverage and rate of issuance of new patents, certain components of the Company's products and intended products might involve infringement of existing or subsequently issued patents of others. If any such infringement does occur, the Company will attempt to obtain any necessary licenses or rights under such patents or copyrights. There can be no assurance, however, that such licenses or rights will not have to be obtained and no assurance that, if necessary, they can be obtained on reasonable terms or at all. The failure to obtain any necessary licenses or rights under patents could have a material adverse effect on the Company's business.

      Possible Need for Additional Financing. The Company anticipates that there will be a need in the future for additional financing in order to maintain or expand its operations. There can be no assurance that the Company would be successful in obtaining additional financing if the need arises. In addition, the Company plans to distribute its product through commercial retail channels to retailers who will have the ability to return such products in certain circumstances; the Company may therefore require additional financing in order to build its inventory.

      Possible Inventory Shortages or Surpluses. Since the Company's lead times are necessarily long because most of its components are manufactured in and its products are assembled in South Korea, production and procurement planning are critically related to the Company's anticipated sales volume. Any significant deviation from projected future sales could result in material shortages or surpluses of inventory. Shortages could cause the Company's distribution base to contract as customers turn to the Company's competitors, and inventory surpluses could cause severe cash flow and other financial problems which might cause the Company to sell its products at sharply reduced prices in order to reduce inventory. There can be no assurance that the Company's forecasts of demand for its products will be accurate; inaccurate forecasts, or unsuccessful efforts by the Company to cope with surpluses or shortages, could have a material adverse effect on the Company's business.

      Liberal Return Policy. The Company maintains a 90-day warranty policy which allows customers to exchange products found defective for new products. Because the Company's products are new, it is difficult to estimate the rates of return of the Company's products, but there is a risk that such returns will be substantial. In addition, returns may occur because general merchandise retailers often maintain liberal return policies. The newness of the Company's products may also result in increased returns. Retailers are also entitled to return products they are unable to sell. In view of the foregoing, there is a possibility that a large number of unsold products will be returned to the Company. A significant number of returns could have a material adverse effect upon the Company's business.

      Conflicts of Interest Between the Company and Officers and Directors. Potential conflicts of interest may arise between the Company on one hand and the Company's officers and directors on the other hand. Each officer and director may engage in other business activities in addition to his involvement with the Company. As a result, conflicts of interest may arise in the area of corporate opportunities or the area of conflicting time commitments. Conflicts of interest also may develop with respect to contractual relationships that exist or may be entered into between the Company and any of its officers and directors. In the event any conflicts of interest arise with respect to any officer or director of the Company, the Company anticipates that the particular officer or director will exercise judgment consistent with his fiduciary duties arising under applicable state law; however, there can be no assurance that all conflicts of interest will be resolved in favor of the Company.

      Dependence on Key Personnel. The success of the Company is largely dependent upon the efforts of its officers. The loss of the services of any of the Company's officers could have an adverse effect on the Company unless a suitable replacement could be found. In addition, the Company presently has only five employees. The limited number of personnel available may make it difficult for the Company to manage its growth and implement its business development strategies.

      Control by Present Stockholders and Management. A substantial majority of the outstanding shares of Common Stock are held by Eric J. Schedeler and Stuart
N. Rubin, both of whom will serve as officers of the Company. In addition, the Partnership has the right under the Note Purchase Agreement and Shareholders' Voting Agreement to select a majority of the Company's board members. See "DESCRIPTION OF BUSINESS--Recent Corporate Developments--Governance Matters". Accordingly, the current group of officers and directors will be able to substantially influence the election of the Company's directors, to cause an increase in authorized capital or the dissolution, merger or sale of the assets of the Company and generally to control the affairs of the Company.

      Lack of Diversification; Risks of Investing in the Industry. The success of the Company's business will depend on the market acceptance of the Software and the Program Master(TM). The plan of operation, therefore, subjects the Company to the economic fluctuations within this industry and increases the risk associated with its operations. This primary dependence on one product (a situation the Company expects will continue for the foreseeable future) renders the Company more vulnerable than companies with a more diversified product line. Significant delays in development could greatly affect the Company's competitiveness. There can be no assurance that the Company's products will not become obsolete earlier than anticipated. Nor can there be any assurance that the Company will be able to devote sufficient resources to the research and development effort required to enable the Company to meet future technological changes. An investment in any aspect of the consumer electronics industry is speculative and historically has involved a high degree of risk.

      Shortage of Parts and Components. The Company's activities are subject to the general risks of relying on others to supply the parts and components used to construct the Company's products, as well as the risks of relying on a foreign company to manufacture the Program Master(TM). A supplier in South Korea currently assembles a large percentage of the Company's products. The Company is dependent upon such manufacturer for timely delivery of its products and compliance with the Company's specifications. In the event that this assembler were unable to meet its commitments to the Company, such failure would have a material adverse effect on the Company's business. Other risks include delays in shipments, work stoppages, adverse fluctuations in currency exchange rates and political instability abroad. The loss of certain of the Company's suppliers and manufacturers could adversely affect the Company's business until alternative arrangements could be secured. There can be no assurance that the Company would be able to replace such suppliers and manufacturers in a timely manner and on terms substantially similar to those that are now in effect should any of the above risks materialize.

      Risk of Dilution. The securities to be offered by the Company are and will be subject to immediate dilution. Additional dilution could also occur upon the conversion of the Senior Note, pursuant to which up to 2,066,111 shares of Common Stock could be issued, representing a total dilution of approximately 36% to the existing shares of Common Stock. Additionally, the Company will have authorized shares of Common Stock and will be free to issue additional shares of such Common Stock in the future. Moreover, the Company also has 10,000,000 authorized shares of "blank check" preferred stock and will be free to issue shares of such preferred stock in the future. See "DESCRIPTION OF SECURITIES -- Common and Preferred Stock of Scottsdale."

      Technological Change. Rapid technological change in the consumer electronics industry will require substantial resources and expenditures by the Company for research, design and development of existing and new products to avoid technological or market obsolescence. There can be no assurance that the Company will have sufficient financial resources or the innovative or technical ability to improve its existing reference products and develop new products at competitive prices. the Company's success will depend, among other things, on its ability to maintain a competitive position technologically. Technological advances by any one or more of the Company's present competitors, or future entrants into the field, may result in the Company's present or future products becoming uncompetitive or obsolete. In addition, some cable companies are in the process of enhancing the program guides they offer to their subscribers as part of their standard service. See "DESCRIPTION OF BUSINESS -- Competition."

                       MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS STRATEGY

      Overview

      The Company's goal is to become the market leader in television program navigation and home entertainment control through the personal computer. According to Data Quest, Inc., there are presently about 37.2 million cable and VCR users with personal computers in the U.S. This potential consumer base could grow as these products are displayed and marketed aggressively.

      In order to realize its goal, the Company intends to implement one or more of the following strategies:

      - Preempt competition by being the first to offer an intuitive, computer-based downloadable software television guide and the Program Master(TM).

      - Maximize demand by targeting all 37.2 million television and computer households, through providing a wide range of distribution modes through OEM, direct response, retail, and electronic marketing.

      - Educate the consumer market with respect to the Company's products through a comprehensive public relations program.

      - Continue to forge strategic alliances with entities critical to the Company's success, such as the following:

            -     Online services and Internet access providers

            -     Television listing publishers

            -     Computer and computer peripheral manufacturers

            -     Direct response marketing

            -     Retail marketing

            -     Consumer electronics manufacturers

      Undertaking any or all of these activities will require a substantial amount of capital. Given the Company's size and capital resources, the Company probably will not be able to implement all of these strategies at one time, and no assurance can be given that such activities will ever be implemented.

      Online Services and Internet Access Providers

      Subscribers to online services such as American Online, CompuServe and Prodigy represent a natural market for both the Software and Program Master(TM) products. The growth of the Internet has created a high degree of interest in the World Wide Web among home computer users and Corporate America. Online services are also enjoying growth driven, in part, by the growth of the Internet. According to industry data, the number of subscribers to online services currently exceeds twelve million. As a result, a large number of U.S. corporations are establishing their own web sites in order to access potential and existing customers browsing the World Wide Web. The Company has formulated a marketing strategy that it believes may in the future enable it to capitalize on corporate interest and participation in the World Wide Web.

      More specifically, working with TV Host, Inc., the Company plans to create a custom TV search file for corporate web sites for placement on their "home page" that relates to interests that a specific company has. As an example, an athletic shoe company could offer a free weekly search of program events in which athletes that endorse its footwear participate. Each participating company would provide a "click on" link on its home page that would take the customer into a free demo of the Software and a subscription offer, as well as an opportunity to purchase the Program Master(TM). The participating company would then receive a commission for each subscription received through such participating company's home page. Although the Company intends to pursue this strategy, no search files have been created as of yet that could be installed on a corporate web site, but the Company hopes to be able to develop this technology in the future.

      Television Listing Providers

      The Company currently has a distribution agreement with TV Host, Inc. that permits the Company to sell and distribute the Software and permits the Company to bundle the Software with the Program Master(TM) product for sale in multiple distribution channels. Pursuant to this agreement, the Company is a non-exclusive retail distributor and direct response marketing entity of TV Host, Inc. and has the right to sell the electronic products of TV Host, Inc. in the United States, excluding online services, television programming and distribution services, cable guides and daily newspapers. In addition, the Company is the exclusive distributor to original equipment manufacturers of computer, computer peripheral and consumer electronic products excluding products for the cable/satellite industry, and has the right to sell the electronic products of TV Host, Inc. in the United States to and/or through any and all OEM's, provided that TV Host, Inc. agrees to such sales.

      The Company also has another distribution agreement with TV Host, Inc. pursuant to which TV Host, Inc. is a non-exclusive distributor of the Program Master(TM) to customers of daily newspapers, Internet, the World Wide Web, online service channels of distribution that offer the Electronic TV Host and has the right to sell the Program Master(TM) in the United States and other countries where the Program Master(TM) and Electronic TV Host software are offered. Such agreement also appoints TV Host, Inc. as the exclusive distributor to customer of printed cable TV viewer guides and grants TV Host, Inc. the right to sell the Program Master(TM) in the United States to and/or through any and all printed cable TV guides, provided that the Company agrees to such sales.

      The foregoing agreements do not prohibit either the Company or TV Host, Inc. from entering into distributing agreements with other parties. More specifically, TV Host, Inc. could enter into distribution agreements with manufacturers of other programmable remote devices with features similar to the Program Master(TM), and the Company could enter into distribution agreements with other publishers of electronic television program guides.

      TV Host, Inc. has been publishing printed cable listings since 1967 and currently has over 2.5 million subscribers. The Software represents TV Host, Inc.'s entry into electronic publishing. Thus far, TV Host, Inc. has completed and launched content with the New York Times' web site, the AT&T Worldnet, and the Microsoft Network. TV Host will market the Program Master(TM) through its online presence, which the Company believes will reach in excess of 25 million computer users in the first full year. In addition, TV Host, Inc. has contractual obligations to offer the Program Master(TM) for sale through independent and affiliated cable operators as well as their existing electronic and print subscribers.

      Computer and Computer Peripheral Manufacturers

      The Company has an agreement with Packard Bell pursuant to which the ETV Software will be pre-loaded on all computers manufactured by Packard Bell in 1997. Packard Bell manufactures a broad range of multimedia PC's for the U.S. Market and is one of the leading manufacturers of personal computers in the world. Pursuant to this agreement, Packard Bell agreed to load an introductory version of the Software and a subscription offer of the Software on the hard drive of each computer it ships into retail distribution. The distribution of the Software on computers manufactured by Packard Bell began in September 1996 and went full line in August 1997. Purchasers of Packard Bell computers on which the software is loaded are entitled to receive a free one month subscription to the Electronic TV Host Service. Packard Bell has also placed an offer to subscribe to the Software on its World Wide Web site and a sales promotion that would offer a free six month subscription to the Electronic TV Host service with the purchase of any Packard Bell Computer and Program Master(TM) is being considered. Thus, if such promotion is implemented, purchasers of Packard Bell computers and the Program Master(TM) would receive a thirteen month subscription to the Electronic TV Host Service -- the one month already available to purchasers of Packard Bell computers, the six month subscription that is bundled with the Program Master(TM) and six additional months that may be offered by the Company.

      In addition to its arrangement with Packard Bell, the Company signed a three-year agreement with Compaq Computer Corp. in July 1996. Under this agreement, the expressed intent of the parties is to work together on the development of technology relating to computer based television listings and control of home electronics through personal computer interface. While the Company hopes that these efforts will result in a more concrete business relationship with Compaq that would result in sales of the Company's products to Compaq, no such relationship has developed and there can be no assurance that such a relationship will develop.

      Direct Response Marketing

      The Company intends in the future to supplement the marketing strategies already outlined for both the Software and Program Master(TM) with direct response marketing efforts that will include, depending on the availability of cash and other resources to the Company, some or all of the following activities:

      - Promotional sales literature packed in computers, computer peripherals and consumer electronic products. This would help provide a base for Program Master(TM) sales in the future.

      - Direct response print ads in computer specialty magazines, in-flight magazines, and other appropriate print media; an advertising program is already in place pursuant to which ads have been placed in over 1 million printed cable guides to be distributed in August 1997.

      -     "Bill stuffers" through credit card syndicators.

      -     Short television and radio infomercials.

      If the Company is able to implement a direct response marketing approach, the Company believes that it would be able to improve communications with ultimate consumers differentiate the Software and Program Master(TM) from competitors using non-computer based technologies and obtain more timely sales data, which would allow better control by management over production rates and inventory levels and significantly improve cash flow and gross margins relative to those normally realized in traditional retail distribution. The Company intends to pursue, to the extent permitted by its resources, direct response marketing efforts through its own channels as well as channels developed by others.

      At present, the Company has entered into informal agreements with two magazine publishers of monthly cable guides pursuant to which the Company's ads will be placed in such guides in exchange for compensation based on the number of sales generated by such ads. More specifically, the Company has informal agreements with TV Host, Inc. and Smart TV pursuant to which ads promoting the sale of the Program Master(TM) will be placed in three monthly cable guides published by these companies, beginning with the August 1997 issues. These guides are read by over 1 million people each month. Under these agreements, the Company has agreed to pay a commission for each Program Master(TM) device sold in response to a particular ad. The Company believes that these arrangements will continue through the December 1997 issues of these guides.

      Retail Marketing

      Retail marketing provides a broad forum for both distribution and market penetration. Although the distribution costs are cumbersome in comparison to direct response marketing, it could be effective if it is limited to the top 25 retail chains. A drawback to retail marketing is the significant cost associated with providing products to retail distributors at low prices in order to permit them to realize the margins they require. The Company hopes to be able to generate a sufficiently large volume of sales through its retail distributors to enable the Company to earn a profit.

      One of the difficulties associated with retail marketing is that numerous other products compete for the consumer's attention. The Company hopes to be able to conduct a public relations campaign to increase the public's awareness of its products.

      Thus far, the Company believes that the Program Master(TM) has received favorable reviews from magazine publications such as PC World and Popular Mechanics in their March and April 1997 editions, respectively, and hopes that these reviews will improve sales of this product. The Program Master(TM) has also been named as an Editor's Top 5 Retail Vision Pick from Twice Magazine.

      Consumer Electronic Manufacturers

      The Company has reached an agreement with Go Video, Inc. to launch an "in-box" merchandising program for the Software in all of their VCR's shipped into retail distribution beginning in June 1997. The Company hopes to enter into similar arrangements with other manufacturers of electronic devices.

FINANCING ACTIVITIES

      As of August 31, 1997, Scottsdale had raised approximately $1,251,000 in connection with its issuance of the Senior Note to the Partnership. The Company does not believe that additional advances will be made pursuant to the Senior Note.

      Pursuant to an agreement with Express Business Financing, the Company will be able to obtain financing through the sale (with recourse) of such accounts receivable that are mutually acceptable to the parties ("asset-based financing"). Pursuant to the terms of the asset-based financing, the Company is entitled to sell such accounts receivable for an amount equal to 60% of the face value thereof and is obligated to pay interest at a rate of 3.2% per month on funds provided to the Company. Amounts borrowed must be repaid with interest within sixty days. The Company believes that, on average, it takes approximately five months from the time a customer order is received until the cash generated by that order is received. This includes obtaining the necessary raw materials, shipping the product to the manufacturer, packaging the product, shipping the product to the consumer and awaiting payment. As stated above, substantially all of these activities are outsourced to other vendors; as a result, the Company has limited control over the timeliness of the performance of these activities. the Company believes that it will require $2 million of asset-based financing in order to be able to continuously provide a steady stock of raw materials as sales grow. Stuart N. Rubin, the Company's Executive Vice President, Chief Financial Officer and Secretary, has agreed to personally guarantee the amounts funded pursuant to such agreement.

      The manufacturer of the Program Master(TM) has agreed to extend payment terms to 90 days from date of receipt of the product in the United States. The manufacturer is able to finance this inventory with a South Korean export insurance agency at what appears to be no greater than 15 percent per annum, which is less than the aforementioned asset based financing being offered to the Company. The effect of this agreement is to provide the Company with an additional $1.0 million line of credit.

      The Company believes that these financing arrangements will satisfy its cash requirements at projected operating levels over the next twelve months, in large part because it has relatively low operational and administrative overhead, with virtually all of the Company's engineering, manufacturing and order fulfillment requirements being outsourced. However, if sales of the Program Master(TM) fall below the Company's expectations, then these financing arrangements will be insufficient to meet the Company's requirements. In the event the Company requires additional financing, no assurance can be given that the Company will be able to obtain such financing.

NEW PRODUCT DEVELOPMENTS

      The Company believes that it can use its technology to transfer data with light to create other products in addition to Program Master(TM). Among these products is a data-ready remote control unit. Currently, universal remote controls are limited in memory and in the amount of information that they can maintain by the memory of the microprocessor in the unit. Due to its ability to transfer data, Light Link technology permits the Company to circumvent many of the limitations caused by the limited memory storage capacity of inexpensive microprocessors. Consequently, universal remote controls using Light Link technology could continuously add commands; features and device codes by transferring the necessary information from computer software.

      The Company is negotiating with several remote control manufacturers to license the Company's Light Link technology and incorporate it in their remote controls. According to leading industry sources, 40 million remote controls are currently being manufactured annually. In addition, the Company has developed its own universal remote control. Based on current estimates, the Company believes its universal remote control and derivative products could be introduced into the market in the latter part of 1997.

      The Company, in cooperation with TV Host, Inc., is also in the process of designing an advertising-based Electronic TV Guide. Such a product would be designed for more casual television viewers and would lack the sophistication of the Software. Like the Software, this new service could become a vehicle to promote the Program Master(TM). Moreover, given that there are between 500,000 and 1,000,000 subscribers to the Electronic TV Host service, there is a possibility that advertising revenues could be generated, particularly because of the ability to target particular demographic groups identified through their viewing preferences. This new service may potentially allow marketers to know in advance what programs particular groups of users intend to watch. If so, that information could be a valuable asset to advertisers because it would provide more certainty as to viewers' television preferences than the current technique of trying to determine future viewing preferences based on past viewing habits. In the event such a service can be developed and successfully marketed to a large subscriber base, the Company believes that revenues generated from advertisers could exceed revenues derived from sales of subscriptions to the Electronic TV Host service.

PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT; EMPLOYEES

      The Company does not plan to make any major capital expenditures, or hire a significant number of employees within the foreseeable future. If the Company is successful in executing its business plan and meeting its internal benchmarks, it may seek to acquire a provider of television information. Such an acquisition would give the Company more control over the ultimate content of its TV software and provide the Company with all of the revenues resulting from the TV software vis-a-vis a revenue sharing agreement with the provider of television information.


                             DESCRIPTION OF PROPERTY

      The Company's corporate headquarters are located in Scottsdale, Arizona. The Company's office space is leased by its wholly-owned subsidiary, Scottsdale Technologies, Inc. The lease extends through September 30, 1999 and consists of approximately 2,800 square feet of office space. Rent expense, excluding the business' share of real estate taxes and insurance, totals approximately $50,000 annually.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information known to the Company with respect to the number of shares of Common Stock that are beneficially owned as of September 12, 1997 by all directors, executive officers and beneficial owners of more than 5% of the outstanding shares of Common Stock. As of September 12, 1997, the Company had 3,604,130 outstanding shares of Common Stock. In addition, the Senior Note is convertible into up to 2,066,111 shares of Common Stock, depending on the aggregate amount advanced to the Company thereunder.

                                            Amount And Nature Of Beneficial    Percent Of
Name Of Beneficial Owner                                Ownership                 Class
-----------------------------------------------------------------------------------------
Eric J. Schedeler                                     1,648,574(1)                45.7%
c/o Scottsdale Technologies, Inc.
7580 East Gray Road
Suite 102

Scottsdale, Arizona  85260
Stuart N. Rubin                                       2,194,376(2)                38.7%
c/o Scottsdale Technologies, Inc.
7580 East Gray Road
Suite 102
Scottsdale, Arizona  85260

David M. Butler                                       2,566,111(3)                45.3%
1315 East Briarwood Terrace
Phoenix, Arizona  85048

C. Kimball McCusker                                     184,175                    5.1%
c/o Scottsdale Technologies, Inc.
7580 East Gray Road
Suite 102
Scottsdale, Arizona  85260

Larry Duvall                                            125,000(4)                 3.4%
2401 E. Magnolia
Phoenix, Arizona  85034

Lane C. Clissold                                        900,000(5)                25.0%
135 West 900 South
Salt Lake City, Utah 84101

All Directors, Officers and Five Percent              4,927,125(6)                86.9%
Beneficial Owners of
The Company as a Group
         (6 Persons)

Software Funding Corp.                                2,066,111(7)                36.4%
7580 East Gray Road
Suite 102
Scottsdale, Arizona  85260

Scottsdale Technologies-I, Ltd.                       2,066,111(8)                36.4%
7580 East Gray Road
Suite 102
Scottsdale, Arizona  85260

(1) Mr. Schedeler has agreed to distribute 304,000 shares to various creditors and other third parties. Additionally, 230,000 shares are subject to purchase options that Mr. Schedeler has granted to third parties. After giving effect to such distributions and grants, no such creditor or third party would own more than 5% of the outstanding shares of Common Stock.

(2) Mr. Rubin is a control person of the general partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. As of September 12, 1997, such note was convertible into approximately 1,782,000 shares of Common Stock. Of such 2,066,111 shares attributed to Mr. Rubin above, Mr. Rubin disclaims beneficial ownership of all but 292,000 of such shares. Upon the conversion of the Senior Note and a distribution by such partnership of its shares to its partners, Mr. Rubin would hold 420,265 shares of Common Stock in the aggregate.

(3) Mr. Butler is a control person of the general partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. As of September 12, 1997, such note was convertible into approximately 1,782,000 shares of Common Stock. Of such 2,066,111 shares attributed to Mr. Butler above,

      Mr. Butler disclaims beneficial ownership of all but 167,000 of such shares. The shares attributed to Mr. Butler above also include 500,000 shares owned of record by Lane C. Clissold. Upon the conversion of the Senior Note and a distribution by such partnership of its shares to its partners, Mr. Butler would hold 667,000 shares of Common Stock in the aggregate.

(4) Mr. Duvall is a limited partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. Mr. Duvall's equity in such partnership would entitle him to receive 125,000 shares of Common Stock following a conversion of such note and a distribution by such partnership of its shares to its partners.

(5) This figure includes 500,000 shares of Common Stock beneficially owned by David M. Butler, but owned of record by Mr. Clissold. Mr. Clissold disclaims beneficial ownership of such 500,000 shares.

(6) This number includes 2,066,111 shares of Common Stock subject to issuance upon the conversion of a note convertible into up to 2,066,111 shares of Common Stock. As of September 12, 1997, such note was convertible into approximately 1,782,000 shares of Common Stock.

(7) This number consists of 2,066,111 shares of Common Stock subject to issuance upon the conversion of a note issued to the Partnership convertible into up to 2,066,111 shares of Common Stock. As of September 12, 1997, such note was convertible into approximately 1,782,000 shares of Common Stock. Software Funding Corp. is the general partner of the Partnership and as such would have the power to direct the voting of the shares that would be held by the Partnership upon a conversion of such note. Upon the conversion of the Senior Note and following the dissolution and winding up of the Partnership, Software Funding Corp. would hold no shares of Common Stock.

(8) This number consists of 2,066,111 shares of Common Stock subject to issuance upon the conversion of a note issued to the Partnership convertible into up to 2,066,111 shares of Common Stock. As of September 12, 1997, such note was convertible into approximately 1,782,000 shares of Common Stock. Upon the conversion of the Senior Note and following the dissolution and winding up of the Partnership, the Partnership would hold no shares of Common Stock.

  CURRENT HOLDINGS OF COMMON STOCK OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information known to the Company with respect to the number of outstanding shares of Common Stock that are currently owned as of September 12, 1997 by all directors, executive officers and beneficial owners of more than 5% of the outstanding shares of Common Stock, prior to the conversion of the Senior Note. The following table also sets forth the number of shares the listed persons would hold following the conversion of the Senior Note and a distribution by the Partnership of the shares issued upon such conversion to its partners.

--------------------------------------------------------------------------------------------------------------------
                                                                                                       Percent of
                                                                              Number of Shares           Shares
                                                           Percent of      to be Owned Following      Outstanding
                                                             Shares            Conversion and          Following
       Name of                      Number of Shares       Currently       Distribution of Shares    Conversion and
   Beneficial Owner                Currently Owned(1)    Outstanding(2)       by Partnership(3)      Distribution(4)
--------------------------------------------------------------------------------------------------------------------
Eric J. Schedeler                   1,648,574(5)              45.7%               1,648,574(5)               29.0%
--------------------------------------------------------------------------------------------------------------------
Stuart N. Rubin                       128,265(6)               3.6%(6)              420,265(6)             7.4%(6)
--------------------------------------------------------------------------------------------------------------------
David M. Butler                       500,000(7)              13.9%(7)              667,000(7)            11.8%(7)
--------------------------------------------------------------------------------------------------------------------
C. Kimball McCusker                   184,175                  5.1%                 184,175                3.3%
--------------------------------------------------------------------------------------------------------------------
Larry Duvall                                0                  0.0%                 125,000                2.2%
--------------------------------------------------------------------------------------------------------------------
Lane C. Clissold                      900,000(8)              25.0%(8)              900,000(8)            15.9%(8)
--------------------------------------------------------------------------------------------------------------------
Software Funding Corp.                      0(9)               0.0%(9)                    0(9)             0.0%(9)
--------------------------------------------------------------------------------------------------------------------
Scottsdale Technologies-I, Ltd.             0(10)              0.0%(10)                   0(10)            0.0%(10)
--------------------------------------------------------------------------------------------------------------------

(1) The figures in this column do not include shares issuable upon the conversion of the Senior Note.

(2) The percentages in this column do not account for the issuance of shares upon the conversion of the Senior Note.

(3) The figures in this column reflect the number of shares each person listed in the table above will own assuming that the Senior Note is converted into the maximum number of shares into which it may be converted, i.e., 2,066,111 shares, and assuming a distribution by the Partnership of all of the shares the Partnership will receive upon conversion of the Senior Note to the partners of the Partnership. At present, the Senior Note is convertible into only 1,782,000 shares.

(4) The percentages in this column reflect the percentage of all outstanding shares of Common Stock each person listed in the table above will own assuming that the Senior Note is converted into the maximum number of shares into which it may be converted, i.e., 2,066,111 shares, and assuming a distribution by the Partnership of all of the shares the Partnership will receive upon conversion of the Senior Note to the partners of the Partnership. At present, the Senior Note is convertible into only 1,782,000 shares.

(5) Mr. Schedeler has agreed to distribute 304,000 shares to various creditors and other third parties. Additionally, 230,000 shares are subject to purchase options that Mr. Schedeler has granted to third parties. After giving effect to such distributions and grants, no such creditor or third party would own more than 5% of the outstanding shares of Common Stock.

(6) Mr. Rubin is deemed to be the beneficial owner of 2,194,376 shares in the aggregate, largely because of his status as a control person of the general partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. Of such 2,066,111 shares attributed to Mr. Rubin above, Mr. Rubin disclaims beneficial ownership of all but 292,000 of such shares. For more information regarding Mr. Rubin's beneficial ownership of shares, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Security Ownership of Certain Beneficial Owners and Management" above.

(7) Mr. Butler is deemed to be the beneficial owner of 2,566,111 shares in the aggregate, largely because of his status as a control person of the general partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. Of such 2,066,111 shares attributed to Mr. Butler above, Mr. Butler disclaims beneficial ownership of all but 167,000 of such shares. For more information regarding Mr. Butler's beneficial ownership of shares, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Security Ownership of Certain Beneficial Owners and Management" above. In addition, the shares attributed to Mr. Butler above also include 500,000 shares owned of record by Lane C. Clissold.

(8) This figure includes 500,000 shares of Common Stock beneficially owned by David M. Butler, but owned of record by Mr. Clissold. Mr. Clissold disclaims beneficial ownership of such 500,000 shares.

(9) Software Funding Corp. is deemed to be the beneficial owner of 2,066,111 shares because of its status as the general partner of the Partnership, which holds a note convertible into up to 2,066,111 shares of Common Stock. For more information regarding Software Funding Corp.'s beneficial ownership of shares, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Security Ownership of Certain Beneficial Owners and Management" above.

(10) The Partnership is deemed to be the beneficial owner of 2,066,111 shares because of it holds a note convertible into up to 2,066,111 shares of Common Stock. For more information regarding the Partnership's beneficial ownership of shares, see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT -- Security Ownership of Certain Beneficial Owners and Management" above.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

      DIRECTORS

      The Board of Directors of the Company consists of five (5) directors. Two directorships are currently vacant. The term of office of each member of the Board of Directors is one year. The Company plans to fill these positions during the remainder of 1997.

      The directors of the Company are as follows:

      ERIC J. SCHEDELER is President and CEO of the Company. He became a director as of January 1, 1997. From 1993 to 1997, Mr. Schedeler served as President, CEO and a Director of Dalescott. Mr. Schedeler continues to serve Dalescott in those capacities, but it is contemplated that Dalescott will be dissolved sometime in the latter part of 1997. From 1987 through 1991, Mr. Schedeler served as a Director of Go Video, Inc., a consumer electronics company listed on the American Stock Exchange, and served as its President and Chief Operating Officer from 1988 through 1991. From June 1987 through April 1988, he served as Go Video's Chief Financial Officer, and from October 1986 through June 1987, he served as a full-time consultant to Go Video.

      He previously served on the Board of Directors of the Arizona Economic Council, and has participated at the American Electronics Association Capitol Caucus in Washington, D.C. for international trade matters in the electronics industry. Mr. Schedeler has also been involved in the early stages of certain consumer electronics companies engaged in the development of optical storage devices, voice mail, application specific integrated circuits, satellite receivers, computer keyboards and speech recognition systems and the incorporation of such devices in consumer electronics products.

      STUART N. RUBIN is Executive Vice President, Chief Financial Officer and Secretary of the Company, positions he has held as of January 1, 1997. He became a director as of December 26, 1996. From September 1996 through December 1996, Mr. Rubin served as a consultant to Dalescott. From January 1993 through October 1996, Mr. Rubin served in various capacities at Enviropur Waste Refining and Technologies, Inc. ("Enviropur"), a successor company to Moreco as either its President or Chief Financial Officer. He also served as a Director of Enviropur. In November 1996, Enviropur filed for bankruptcy after the departure of Mr. Rubin. From April 1986 through December 1988, Mr. Rubin served as a management consultant to, and vice-chairman of, Moreco, which had filed for bankruptcy. In December 1988, Mr. Rubin became President, Chief Executive Officer, and Chairman of Moreco, and served in such capacity through December 1992. From 1981 through April 1986, Mr. Rubin was an executive officer of Koomey, Inc., an international manufacturing company. Prior to his association with Koomey, Inc., Mr. Rubin was a partner of the accounting firm of Arthur Andersen & Company.

      LARRY DUVALL became a Director of the Company as of January 1, 1997. From 1976 to 1985 Mr. Duvall worked in all manufacturing areas at Parkway Manufacturing of Phoenix, Arizona. From 1985 through 1996 Mr. Duvall was the owner and Vice President of Parkway Manufacturing. Parkway Manufacturing was the contract manufacturer of Healthrider from 1991 to 1996. Prior to the Healthrider contract, Parkway was a prototype manufacturing facility catering to the semi-conductor industry. Mr. Duvall is currently owner and Vice President of KLR, Inc. and Magnolia Street, L.L.C.

      The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee will recommend to the Board of Directors the independent accountants to be selected to audit the Company's annual financial statements and approve any special assignments given such accountants. The Audit Committee will also review the planned scope of the annual audit and the independent accountants' letter of comments and management's responses thereto, possible violations of the Company's business ethics and conflicts of interest policies, and any major accounting changes made or contemplated. The Compensation Committee will determine compensation policies for key employees consider and recommend employee incentive plans (including stock-based incentive plans), and evaluate the performance of the Company's senior officers.

      The Board of Directors may also establish a Business Advisory Board consisting of up to ten members, chosen by the Company, and consisting of leaders in related and emerging industries to serve the Board of Directors in an advisory capacity. Planned annual compensation to each member would be in the form of an option to purchase 5,000 shares of Common Stock at an exercise price equal to the market value of the Common Stock at the time of the grant.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

      The following table sets forth certain information concerning the persons who serve as executive officers, other than directors, and a significant employee of the Company. Each such person serves at the pleasure of the Board of Directors of the Company:

NAME                 AGE    POSITION

Eric J. Schedeler    40     Chief Executive Officer, President and Director
Stuart N. Rubin      47     Executive Vice President, Chief Financial
                            Officer, Secretary and Director
Michael L. Slover    46     Director of Marketing



      MICHAEL L. SLOVER has been Director of Marketing of the Company as of January 1, 1997. Mr. Slover has served Dalescott as the Director of Marketing since September 1993. With over 19 years experience in the consumer electronics, appliance and computer markets, Mr. Slover's background includes both retail merchandising and electronics warranty administration marketing. Most recently, Mr. Slover was Vice President, Director of Warranty Programs, for ITT Consumer Financial Corporation, targeting the consumer electronics and computer markets nationally. Previous positions include National Buyer for CBS-Columbia Electronics Group and General Merchandise Manager for both Platt Music Corporation and Home America Stores, Inc.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

      Because the Company was not a reporting company pursuant to Section 13(a) or Section 15(d) of the Exchange Act prior to the last fiscal year, the following table sets forth information concerning each of the highest paid persons who are officers or directors of the Company, or its predecessor companies during the last fiscal year ending on December 31, 1996.

                                                                Long-term
                                       Annual Compensation      Compensation
            Awards                     --------------------------------------
                                                                Restricted
Name and Principal                                              Stock
Position                     Year      Salary($)    Bonus($)    Award(s)($)
-----------------------------------------------------------------------------
Eric J. Schedeler (1)
  Chief Executive Officer,
  President and Director     1996      $64,346      $0          $55,654
Stuart N. Rubin (2)
  Executive Vice President
  Chief Financial Officer
  and Director               1996      $25,500      $0          $14,500

(1) Mr. Schedeler's annual salary is $120,000. He received 55,654 restricted shares of Common Stock in lieu of cash during the 1996 fiscal year. The Company believes that the fair market value of such shares was $55,654.

(2) Mr. Rubin worked for no compensation during most of the 1996 fiscal year. However, during the period in which he worked for compensation, he was paid at the annual rate of $120,000. Mr. Rubin received 14,500 restricted shares of Common Stock in lieu of cash during the 1996 fiscal year. The Company believes that the fair market value of such shares was $14,500.

COMPENSATION OF DIRECTORS

       The intention of the Company is to compensate its outside directors with the issuance of 5,000 shares of the Company's common stock annually and the reimbursement for out-of-pocket expenses for each Board meeting attended by such director. The directors who are executive officers of the Company are not paid for serving on the Company's Board or for attending Board meetings (other than through reimbursement of expenses).

EMPLOYMENT CONTRACTS AND RELATED MATTERS

       The Company is not a party to any employment agreement, but is presently negotiating with Messrs. Eric Schedeler and Stuart Rubin with respect to the possibility of entering into employment agreements with these individuals. The initial salaries of each of Messrs. Schedeler and Rubin will be $120,000 per year.

OPTION GRANTS IN THE LAST FISCAL YEAR

       No options to purchase shares of Sound's common stock were granted to any of the Company's executive officers during the last completed fiscal year.

OMNIBUS PLAN

       The Board of Directors and stockholders of the Company have adopted the Sound Industries, Ltd. 1997 long-term Incentive Plan (the "Omnibus Plan"). The purpose of the Omnibus Plan is, among other things, to encourage the long-term commitment and to motivate performance of selected key employees by means of long-term, performance-related incentives and to provide key employees with a formal program for obtaining an ownership interest in the Company. Awards under the Omnibus Plan may be in the form of stock options (including incentive stock options), stock appreciation rights, restricted stock, performance units, performance shares or other stock-based awards and certain additional payments in the amount of federal income taxes payable by a grantee and relating to an award under the Omnibus Plan (all such options, awards and rights are collectively referred to as "Incentive Awards"). The Omnibus Plan authorizes the grant of Incentive Awards for up to 500,000 shares of Common Stock.

       The shares available for Incentive Awards will be made available from either authorized and unissued shares, treasury shares, if any, or shares to be purchased or acquired by the Company. Unless terminated earlier, the Omnibus Plan will terminate after it has been in effect for ten (10) years. All employees of the Company, including executive officers, management personnel, directors of the Company who are also employees, and consultants to the Company will be eligible to receive Incentive Awards. The Omnibus Plan may also provide for the automatic grant of outside director stock options to non-employee members of the Board of Directors. See "Compensation of Directors."

       The Omnibus Plan will be administered by a Compensation Committee. Subject to the provisions of the Omnibus Plan, the Compensation Committee will determine the employees and individuals to whom Incentive Awards will be granted, the number and type of Incentive Awards and type of Incentive Awards to be granted, the combination of Incentive Awards to be granted and the specific terms of each grant. It is impracticable to estimate the total number of employees who would be considered eligible to receive grants under the Omnibus Plan. No Incentive Awards may vest or be exercised under the Omnibus Plan prior to the expiration of six months from the date of award.

       Except as the Board of Directors may otherwise provide prior to any Change in Control (as defined below), in the event of a Change in Control, all Incentive Awards outstanding become immediately and fully exercisable, and all performance-related Incentive Awards and stock-based awards are vested and deemed earned in full and promptly paid to grantees without regard to payment schedules. A "Change in Control," for purposes of the Omnibus Plan, occurs if any "person" as defined under Section 13(d) and 14(d)(2) of the Securities Act acquires beneficial ownership of securities representing 30% or more of the combined voting power for election of directors of the Company, in the event of a replacement of a majority of the Board of Directors of the Company over any two-year period, or in the event of certain mergers or consolidations by the Company or sales of a substantial portion of the Company's assets.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Stuart N. Rubin, the Company's Executive Vice President, Chief Financial Officer and Secretary, and David M. Butler, a beneficial owner of over five percent of the Company's securities, each own fifty percent of the outstanding shares of capital stock of the General Partner and therefore can be regarded as controlling the Partnership. Pursuant to the terms of the Note Purchase Agreement, Scottsdale has issued the Senior Note in the aggregate principal amount of up to $1,928,250 bearing interest at the rate of twelve percent (12%) per annum, and the Partnership agreed to disperse the principal of the Senior
Note in one or more events as from time to time in exchange for the Senior Note. As of June 30, 1997, the aggregate principal amount outstanding under the Senior Note was approximately $1,251,000. See "DESCRIPTION OF BUSINESS--Recent Corporate Developments--Note and Warrant Purchase Agreement".

       In addition, the Company has covenanted that it shall cause three (3) directors nominated by the General Partner to be elected to its Board of Directors (out of a total of five (5) directors), and the committees thereof. In addition, in the event any principal or accrued interest of the Senior Note is not paid when due or there exists an event of default, the Company shall, at the request of the Partnership, cause two additional directors designated by the Partnership to be elected to its Board of Directors. See "DESCRIPTION OF BUSINESS--Recent Corporate Developments--Governance Matters".

       Mr. Rubin has also guaranteed all amounts to be funded pursuant to the Company's asset based financing agreement with Express Business Financing. See "MANAGEMENT DISCUSSION AND ANALYSIS--Financing Activities".

                            DESCRIPTION OF SECURITIES


COMMON AND PREFERRED STOCK OF SCOTTSDALE

       The Certificate of Incorporation of Scottsdale authorizes the issuance of 25,000,000 shares of common stock, $.01 par value per share, and up to 10,000,000 additional shares of preferred stock, par value $0.01 per share. Scottsdale's Board of Directors will be authorized to issue such additional preferred stock in series and, with respect to each series, to determine the number of shares in any such series and fix the designations, preferences, qualifications, limitations, restrictions and special or relative rights of shares of any series of additional preferred stock. Scottsdale's Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of holders of common stock of Scottsdale and that could be used to prevent a third party from acquiring control of Scottsdale. There is no present plan to issue any shares of preferred stock. Holders of Scottsdale's common stock do not have preemptive rights or cumulative voting rights.

       As of September 12, 1997, the Company had 3,604,130 outstanding shares of Common Stock.

       The transfer agent for the Company is Fidelity Transfer Company, Salt Lake City, Utah. The primary market makers for the Company are Spelman & Co.; Paragon Capital Corp.; Wm. V. Frankel & Co., Inc.; Hill, Thompson, Magid & Co., Inc.; and Acap Financial #101.

PART F/S

                          INDEX TO FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS OF                                      PAGE
SOUND INDUSTRIES LTD. AND SUBSIDIARY AS OF
MARCH 31, 1997 AND SEPTEMBER 30, 1996 AND 1995

Independent Auditor's Report                                              F-1

Consolidated Balance Sheets                                               F-2

Consolidated Statements of Operations                                     F-3

Consolidated Statements of Stockholder's Equity (Deficit)                 F-4

Consolidated Statements of Cash Flows                                     F-9

Notes to the Consolidated Financial Statements                            F-11

CONSOLIDATED PROFORMA BALANCE SHEET
OF SOUND INDUSTRIES LTD.  AND SUBSIDIARY
AS OF MARCH 31, 1997 (UNAUDITED)

Accountants Report                                                        F-16

Consolidated Proforma Balance Sheet (Unaudited)                           F-17

Statements of Assumption and Disclosure                                   F-19

                           [JONES, JENSEN LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Sound Industries, Inc. and Subsidiary
(A Development Stage Company)
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of Sound Industries, Inc. and Subsidiary (a development stage company) as of March 31, 1997 and September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the six months ended March 31, 1997 and for the years ended September 30, 1996, 1995 and 1994 and from inception on October 24, 1980 through March 31,1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sound Industries, Inc. and Subsidiary (a development stage company) as of March 31, 1997 and September 30, 1996 and 1995 and the results of its operations and its cash flows for the six months ended March 31, 1997 and for the years ended September 30, 1996, 1995 and 1994 and from inception on October 24, 1980 through March 31, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company is a development stage company with no significant operating results to date, which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

S/ Jones Jensen & Company

Jones, Jensen & Company
May 15, 1997

 50 South Main Street, Suite 1450, Salt Lake City, Utah 84144 - Telephone (801)
                                   328-4408,

                            Facsimile (801) 328-4461

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                           Consolidated Balance Sheets

                                     ASSETS

                                                                          September 30.
                                                  March 31,               -------------
                                                    1997               1996            1995
                                                ----------------------------------------------
 CURRENT ASSETS

 Cash                                           $        --     $           --     $        --
                                                ----------------------------------------------

 Total Current Assets                                    --                 --              --
                                                ----------------------------------------------

 OTHER ASSETS

 Organization costs (Note 1)                            500                 --              --
                                                ----------------------------------------------
 Total Other Assets

 TOTAL ASSETS                                           500                 --              --
                                                ----------------------------------------------

         CURRENT LIABILITIES                    $       500     $           --     $        --


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Accounts payable                                $     4,067     $           --     $     4,022
Taxes payable (Note 5)                                   --                 --           3,845
Note payable - related party (Note 2)                                   19,956          13.713
                                                ----------------------------------------------

Total Current Liabilities                             4.067             19.956          21.580
                                                ----------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: 50,000,000 shares
 authorized of $0 005 par value,
 4,491,200 500,000 and 500,000
 shares issued and outstanding, respectively         22,457              2,501           2,501

 Additional paid-in capital                       1,080,138          1,079,638       1,079,638

 Deficit accumulated during the
 development stage                               (1,106,162)        (1,102,095)    (1.103.719)
                                                ----------------------------------------------


Total Stockholders' Equity (Deficit)                 (3.567)           (19.956)        (21.580)
                                                ----------------------------------------------


TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)                               $       500     $           --     $        --
                                                ----------------------------------------------

   The accompanying notes are an integral part of these consolidated financial statements

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                        For the Six                                From Inception on
                       Months Ended        For the Years Ended     October 24, 1980
                         March 31,            September 30.        Through March 31,
                         1997         1996        1995        1994         1997
REVENUES               $    --     $     --     $     --     $   --     $        --
                       ------------------------------------------------------------

EXPENSES                 4,067        2.220       16,235      1,500         198,752
                       -------     --------     --------     ------     -----------

 NET LOSS BEFORE
 LOSS FROM
 DISCONTINUED
 OPERATIONS             (4,067)      (2,220)     (16,235)     1,500)       (198,752)
 GAIN (LOSS) FROM
 DISCONTINUED
 OPERATIONS
 (NOTE 4)                   --        3.844           --         --        (907.410)
                       -------     --------     --------     ------     -----------

  NET INCOME (LOSS)    $(4,067)    $  1,624     $(16,235)    $1.500)    $(1.106,162)
                       -------     --------     --------     ------     -----------


 NET INCOME (LOSS)
 PER SHARE OF
 COMMON STOCK          $ (0.00)    $   0.00     $  (0.00)    $(0.00)
                       -------     --------     --------     ------

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                 Deficit
                                                                             Accumulated                                     Total
                                                             Additional       During the
                              Stockholders'
                                     Common Stock
                                     ------------               Paid-in       Development                                   Equity
                                Shares           Amount         Capital           Stage         Shares        Amount      (Deficit)
                              -----------------------------------------------------------------------------------------------------
Balance,
October 24, 1980                     --        $      --       $      --        $      --            --     $      --     $      --

Common stock
issued at $14.58
per share for cash               11,800               59         171,941               --            --            --       172,000

Forgiveness of
indebtedness by
 shareholders                        --               --         237,621               --            --            --       237,621

Common stock
issued at $0.10 per
share for patents                50,000              250           4,750               --            --            --         5,000

Common stock
issued st $5.00 per
share for legal
services                          6,000               30          29,970               --            --            --        30,000

Common stock
issued at$0.10 per
share for marketing
rights                            4,000               20             380               --            --            --           400

Common stock
issued at $5.00 per
share for engineering
services                          1,000                5           4,995               --            --            --         5,000

Common stock
issued at $0.10 per
share per settlement
negotiation                       8,000               40             760               --            --            --           800

Common stock
issued at $0.001
per share                         1,000                5              95               --        (1,000)         (100)           --

Contribution of common
stock per settlement
negotiation                     (10,000)             (50)           (950)              --            --            --        (1,000)

Net loss for the period
October 24, 1980
(inception) through
September 30, 1984                   --               --        (468,719)              --            --            --      (468,719)

Balance,
September 30, 1984               71,800              359       $ 449,562        $(468,719)       (1,000)    $    (100)    $ (18,898)
                              ---------        ---------       ---------        ---------     ---------     ---------     ---------

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (CONTINUED)

                                                                                  Deficit
                                                                              Accumulated                                   Total
                                                              Additional       During the
                             Stockholders'
                                      Common Stock
                                      ------------               Paid-in      Development                                  Equity
                                 Shares          Amount          Capital           Stage        Shares       Amount      (Deficit)
                               ---------------------------------------------------------------------------------------------------
Balance,
September 30, 1984                71,800       $     359       $ 449,562        $(468,719)       (1,000)   $    (100)    $ (18,898)

Common stock
issued at $5.00
per share                          2,400              12         119,988               --            --           --       120,000

Common stock
subscription issued at
$10.00 per share for
loan fee                             500               3           4,997               --            --           --         5,000

Retirement of
treasury shares                       --              --            (100)              --         1,000          100            --

Net loss for the
year ended
September 30, 1985                    --              --              --         (293,395)           --           --      (293,395)
                               ---------       ---------       ---------        ---------     ---------    ---------     ---------

Balance,
September 30, 1985                74,700             374         574,447         (762,114)           --           --      (187,293)

Common stock issued
at $2.50 per share
for settlement of
notes payable and
accrued expenses
(Note 6)                          70,824             354         176,707               --            --           --       177,061

Common stock
Subscriptions
issued at $4.21
per share for loan
fees and services
 (Note 6)                          5,250              26          22,099               --            --           --        22,125

Net loss for the
year ended
September 30, 1986                    --              --              --         (205,987)           --           --      (205,987)
                               ---------       ---------       ---------        ---------     ---------    ---------     ---------

Balance,
September 30, 1986               150,774       $     754       $ 773,253        $(968,101)           --    $      --     $(194,094)
                               ---------       ---------       ---------        ---------     ---------    ---------     ---------

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                   Deficit
                                                                               Accumulated                                  Total
                                                                Additional      During the
                             Stockholders'
                                      Common Stock
                                      ------------                 Paid-in     Development                                 Equity
                                  Shares           Amount          Capital           Stage       Shares    Amount       (Deficit)
                               --------------------------------------------------------------------------------------------------
Balance,
September 30, 1986               150,774        $     754        $ 773,253       $(968,101)          --     $  --       $(194,094)

Common stock issued
at $28.00 per share for
settlement of litigation           2,000               10           55,990              --           --        --          68,000

Forgiveness of
indebtedness by
shareholders                          --               --           64,000              --           --        --          64,000

Common stock issued
at $10.00 for settlement
of note payable
(Note 6)                             800                4            7,996              --           --        --           8,000

Cancellation of
common stock                        (700)              (4)               4              --           --        --              --
Contribution of
capital by
shareholder                           --               --            4,523              --           --        --           4,523

Net income for the
year ended
September 30, 1987                    --               --               --          60.226           --        --          60,226
                               ---------        ---------        ---------       ---------        -----     -----       ---------

Balance,
September 30, 1987               152,874              764          905,766        (907,875)          --        --          (1,345)

Contribution of capital
by shareholder                        --               --              880              --           --        --             880

Net loss for the
year ended
September 30, 1988                                                                  (3,380)                                (3,380)
                               ---------        ---------        ---------       ---------        -----     -----       ---------

Balance,
September 30, 1988               152,874              764          906,646        (911,255)          --        --          (3,845)

Net loss for the
year ended
September 30, 1989                    --               --               --              --           --        --              --
                               ---------        ---------        ---------       ---------        -----     -----       ---------

Balance,
September 30, 1989               152,874        $     764        $ 906,646       $(911,255)          --        --          (3,380)
                               ---------        ---------        ---------       ---------        -----     -----       ---------

 The accompanying notes are an integral part of these consolidated financial statements

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                   Deficit
                                                               Accumulated                                                   Total
                                                                Additional     During the
                         Stockholders'
                                         Common Stock
                                         ------------              Paid-in    Development                                   Equity
                                   Shares            Amount        Capital          Stage     Shares         Amount      (Deficit)
                              ----------------------------------------------------------------------------------------------------
Balance,
September 30, 1989                152,874       $       764    $   906,646    $  (911,255)        --    $        --         (3,845)

Net loss for the
year ended
September 30, 1990                     --                --             --             --         --             --             --
                              -----------       -----------    -----------    -----------        ---    -----------    -----------

Balance,
September 30, 1990                152,874               764        906,646       (911,255)        --             --         (3,845)

Net loss for the
year ended
September 30, 1991                     --                --             --             --         --             --             --
                              -----------       -----------    -----------    -----------        ---    -----------    -----------

Balance,
September 30, 1991                152,874               764        906,646       (911,255)        --             --         (3,845)

Contribution of capital
by shareholder (Note 2)                --                --          1,119             --         --          1,119             --

Net loss for the
year ended
 September 30, 1992                    --                --             --         (1,119)        --             --             --
                              -----------       -----------    -----------    -----------        ---    -----------    -----------


Balance,
September 30, 1992                152,874               764       907,765(       (912,374)        --             --         (3,845)

Contribution of capital
by shareholder                         --                --             50             --         --             --             50

Common stock issued
at $0.50 for services
rendered                          347,126              1737        171,823             --         --             --       (173,560)

Net loss for the
year ended
September 30, 1993                     --                --             --       (173,610)        --             --       (173,610)
                              -----------       -----------    -----------    -----------        ---    -----------    -----------
Balance,
September 30, 1993                500,000       $     2,501    $ 1,079,638    $(1,085,984)        --    $        --    $    (3,845)
                              -----------       -----------    -----------    -----------        ---    -----------    -----------

   The accompanying notes are an integral part of these consolidated financial statements

                    SOUND INDUSTRIES, INC. AND SUBSIDIARY
                        (A Development Stage company)
    Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                       Deficit
                                                                                   Accumulated                                Total
                                                                   Additional       During the
                             Stockholders'
                                         Common Stock
                                         ------------                 Paid-in       Development                              Equity
                                   Shares            Amount           Capital             Stage     Shares    Amount      (Deficit)
                              -----------------------------------------------------------------------------------------------------
Balance,
September 30, 1993                500,000       $     2,501       $ 1,079,638       $(1,085,984)        --        --         (3,845)

Net loss
for the year ended
September 30, 1994                     --                --                --            (1,500)        --        --         (1,500)
                              -----------       -----------       -----------       -----------      -----     -----    -----------

Balance,
September 30, 1994                500,000             2,501         1,079,638        (1,087,484)        --        --         (5,345)

Net loss
for the year ended
September 30, 1995                     --                --                --           (16,235)        --        --        (16,235)
                              -----------       -----------       -----------       -----------      -----     -----    -----------

Balance,
September 30, 1995                500,000             2,501         1,079,638        (1,103,719)        --        --        (21,580)

Net loss
for the year ended
September 30, 1996                     --                --                --             1.624         --        --          1.624
                              -----------       -----------       -----------       -----------      -----     -----    -----------

Balance,
September 30, 1996                500,000             2,501         1,079,638        (1,102,095)                  --             --
                                  (19,956)

Common stock issued
at $0.005 for debt
conversion                      3,991,200            19,956                --                --         --        --         19,956

Contribution of capital                --                --               500                --         --        --            500

Net loss
for the six months
ended March 31, 1997                   --                --                --            (4,067)        --        --         (4.067)
                              -----------       -----------       -----------       -----------      -----     -----    -----------

Balance,
March 31, 1997                  4,491,200       $    22,457       $ 1,080.138       $(1,106,162)        --     $  --    $    (3,567)
                              -----------       -----------       -----------       -----------      -----     -----    -----------

   The accompanying notes are an integral part of these consolidated financial statements

                    SOUND INDUSTRIES, INC. AND SUBSIDIARY
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows



                                        For the                                                               Inception on
                                     Six Months                                                                October 24,
                                          Ended                      For the Years Ended                      1980 Through
                                      March 31,        ---------------------September 30---------------          March 31,
                                           1997              1996               1995               1994               1997
                                           ----              ----               ----               ----               ----
CASH FLOWS FROM
 OPERATING ACTIVITIES

Income (loss) from operations       $    (4,067)       $    1,624        $   (16,235)       $    (1,500)       $(1,106,162)
Loss from disposal of assets`                --                --                 --                 --             72,823
Payment of liabilities by a
Shareholder                                  --                --                 --                 --            234,370
Common stock issued for
services and wages                           --                --                 --                 --            241,885
Common stock issued for notes
payable and accrued expenses             19,956                --                 --                 --            205,017
Common stock issued for
settlement of litigation                     --                --                 --                 --             56,000
Increase (decrease)
in accounts payable                     (15,889)           (4,022)             2,622              1,500            (15,889)
Decrease in taxes payable                    --            (3.845)                --                 --                 --
                                    -----------        ----------        -----------        -----------        -----------

Net Cash (Used) by
Operating Activities                                       (6.243)           (13.713)                --           (311.956)
                                    -----------        ----------        -----------        -----------        -----------

CASH FLOWS FROM
 INVESTING ACTIVITIES                        --                --                 --                 --                 --
                                    -----------        ----------        -----------        -----------        -----------

CASH FLOWS FROM
 FINANCING ACTIVITIES

Proceeds from note payable                   --             6,243             13,713                 --             19,956
Common stock issued for cash                 --                --                 --                 --            292.000
                                    -----------        ----------        -----------        -----------        -----------

Net Cash Provided by
Financing Activities                         --             6.243             13.713                 --            311.956
                                    -----------        ----------        -----------        -----------        -----------

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                    --                --                 --                 --                 --

CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                       --                --                 --                 --                 --
                                    -----------        ----------        -----------        -----------        -----------

CASH AND CASH EQUIVALENTS
AT END OF PERIOD                    $        --        $       --        $        --        $        --        $        --
                                    -----------        ----------        -----------        -----------        -----------

 The accompanying notes are an integral part of these consolidated financial statements

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                                                                    From
                              For the                                       Inception on
                           Six Months                                        October 24,
                                Ended         For the Years Ended           1980 Through
                            March 31,        --------September 30--------      March 31,
                                 1997        1996        1995        1994           1997
                                 ----        ----        ----        ----           ----
CASH PAID FOR:

Interest                     $     --       $  --       $  --       $  --       $     --
Income taxes                 $     --       $  --       $  --       $  --       $     --
NON CASH FINANCING
ACTIVITIES

Common stock issued
for services rendered
and wages                    $     --       $  --       $  --       $  --       $241,885

Liabilities paid by
shareholders added
to additional paid-in
capital                      $    500       $  --       $  --       $  --       $234,870

Common stock issued
for notes payable and
accrued expenses             $ 19,956       $  --       $  --       $  --       $205,017

Common stock issued
For settlement of
 litigation                  $     --       $  --       $  --       $  --       $ 56,000

   The accompanying notes are an integral part of these consolidated financial statements

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                   March 31, 1997 and September 30, 1996, 1995

NOTE 1 - ORGANIZATION AND HISTORY

a. Organization

The consolidated financial statements presented are those of Sound Industries, Inc. and Subsidiary (a development stage company). The Company was incorporated under the laws of the State of Utah on October 24, 1980. The Company was initially engaged in the development, production and marketing of sound reproduction equipment. During 1982, the Company acquired six U.S. patents. Four of the six patents acquired, covered a positive displacement vane type rotary pump. The Company's primary activities following the acquisition of the patents, were directed toward the development and testing of proto-type pumps in an effort to determine if they would be commercially manufactured and marketed. During 1987, the Company purchased eight lode mining claims. It was estimated that the claims contained a 17 foot wide mineralized zone that contained significant amounts of gold, silver and platinum. The Company has been in the development stage since its inception and is presently seeking new business opportunities believed to hold a potential profit.

Sound Acquisition Corp. was organized on March 21, 1997 under the laws of the State of Utah. Sound Acquisition was organized for any lawful purposes available to Utah corporations.

b Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a September 30, -year end.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Loss Per Share

The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the consolidated financial statements.

e. Provision for Taxes

At March 31, 1997 the Company had net operating loss carry forwards of approximately $1,100,000 that may be offset against future taxable income through 2011. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the carry forward will expire unused. Accordingly, the potential tax benefits of the loss carry forward are offset by a valuation account of the same amount.

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                  March 31, 1997, and September 30, 1996, 1995

NOTE 1 - ORGANIZATION AND HISTORY (Continued)

f. Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Principles of Consolidation

The financial statements presented are those of Sound Industries, Inc. and Sound Acquisition Corp. Together they are referred to as the Company. All significant inter-company accounts have been eliminated.

h. Organization Costs

The costs of organizing the Company's Subsidiary have been capitalized and are being amortized over 5 years.

                            Accumulated
                  Costs    Amortization       Value

March 31, 1997    $500         $ --           $500


NOTE 2 - RELATED PARTY TRANSACTIONS

During the year ended September 30, 1995 an officer of the Company paid expenses of the Company totaling $13,713. On May 3, 1995, the Company issued a note to the officer in that same amount. The note has no stated interest rate and it is payable on demand. The note was convertible into common stock upon written notification of the Board of Directors of the Company. The issuance of shares was based on the par value of the Company's common stock. Additional expenses were paid in 1995 and 1996. The officer had paid total expenses of $19,956 by the year ended September 30, 1996. On January 10, 1997, the Company issued 3,991,200 post-split "unregistered" and "restricted" shares of common stock as a full conversion of the note payable.

NOTE 3 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time shareholders of the Company have committed to meeting its minimal operating needs.

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                  March 31, 1997, and September 30, 1996, 1995

NOTE 4 - DISCONTINUED OPERATIONS

In 1987 the Company abandoned all of its patents and mining claims and management has determined to seek new business opportunities, therefore, all revenues generated by the Company have been netted against the expenses and are grouped into the discontinued operations line on the statement of operations.

NOTE 5 -

TAXES PAYABLE

The payroll tax liability incurred during 1984 and 1985 was released in 1996. No other tax liability existed at March 31, 1997.

NOTE 6 - STOCK TRANSACTIONS

In May, 1986, the Company issued 70,824 shares of its common stock to certain employees and creditors in settlement of notes payable and accrued expenses. The directors received an aggregate of 41,324 for accrued salaries, un-reimbursed travel and office expenses totaling $103,310. Unrelated individuals received an aggregate of 29,500 shares for notes payable, accrued interest, accrued consulting and expense totaling $73,751.

During 1987, the Company issued 2,000 shares of its common stock in settlement of a lawsuit. The Company also issued 800 shares of its common stock in settlement of a note payable to an unrelated party.

In May 1993, the Company issued 347,126 shares of its common stock for services rendered valued at $173,560 or $0.50 per share.

On January 10, 1997, the Company affected a 1 for 100 reverse split of its common stock and issued 3,991,200 post-split "unregistered" and "restricted' shares of common stock for conversion of the related party note payable. All references to common stock have been retroactively restated to reflect the reverse stock split.

NOTE 7 - CONTINGENCIES

Prior to discontinuing operations, the Company incurred certain liabilities which were never paid. The Company has written the liabilities off because no collection action has been taken by the creditors and the statute of limitations for making such claims has expired. An officer of the Company has indemnified the Company against the liabilities; however, there is no assurance that the creditors will not make a claim against the Company.

                      SOUND INDUSTRIES, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                  March 31, 1997, and September 30, 1996, 1995

NOTE 8 - SUBSEQUENT EVENT

On April 15, 1997, the Company finalized a merger with WO Consulting, Inc. (WO). The merger for accounting purposes was effective March 31, 1997. WO purchased all the assets of Scottsdale Technologies, Inc. (STI), a Company that has developed technology that when combined with an Electronic Television Guide, can transfer preselected Cable Box, TV and VCR programming information through the emittance of light. The terms of the merger call for the current executive officers and directors of the Company and its wholly owned subsidiary to resign and for the current management of STI to be installed in their places. Each outstanding share of WO will be converted into one share of Sound. It is estimated that the shareholders of WO including the investors in STI will own approximately 80% of the Company after the transaction. It is also contemplated that the Company will change its name to Scottsdale Technologies, Inc. within 90 days of the effective date of the merger. The merger is expected to be a tax-free reorganization.

                             SOUND INDUSTRIES, LTD.

                       Consolidated Proforma Balance Sheet

                                 March 31, 1997

                               ACCOUNTANT'S REPORT

The Board of Directors
Sound Industries, Ltd.
Scottsdale, Arizona


We have compiled the accompanying consolidated proforma balance sheet of Sound Industries, Ltd. as of March 31, 1997.

The accompanying presentation and this report was prepared for your company for the purpose of examining the results of the proposed transactions as outlined in the assumptions and disclosures presented with these proforma financial statements and should not be used for any other purpose.

A compilation is limited to presenting in the form of proforma financial statements information that is the representation of management and does not include evaluation of the support for the assumptions underlying the proforma transactions. We have not examined the accompanying proforma balance sheet and, accordingly, we do not express an opinion or any form of assurance on it.




Jones, Jensen & Company
October 20, 1997

                             SOUND INDUSTRIES, LTD.
                       Consolidated Proforma Balance Sheet
                                 March 31, 1997
                                   (Unaudited)


                                     ASSETS

                                                            Proforma
                                 Sound     Scottsdale       Adjustments
                            Industries  Technologies,       Increase         Proforma
                                  Ltd.           Inc.       (Decrease)       Consolidation
                            --------------------------------------------------------------
CURRENT ASSETS

  Cash                        $     --       $     --       $       --       $     --
  Inventory                         --         23,287               --         23,287
                              --------       --------       ----------       --------

   Total Current Assets             --         23,287               --         23,287
                              --------       --------       ----------       --------


PROPERTY AND
 EQUIPMENT - NET                    --         43,291               --         43,291
                              --------       --------       ----------       --------

OTHER ASSETS

  Deposits                          --         16,506               --         16,506
  Prepaid expenses                  --         35,322               --         35,322
  Organization costs               500             --               --            500
  Note receivable                   --         20,746               --         20,746
                              --------       --------       ----------       --------

 Total Other Assets                500         72,574               --         73,074
                              --------       --------       ----------       --------

    TOTAL ASSETS              $    500       $139,152       $       --       $139,652
                              ========       ========       ==========       ========

                             SOUND INDUSTRIES, LTD.
                       Consolidated Proforma Balance Sheet
                                 March 31, 1997
                                   (Unaudited)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                           Proforma
                                     Sound              Scottsdale         Adjustments
                                     Industries         Technologies,      Increase           Proforma
                                     Ltd.               Inc.               (Decrease)         Consolidation
                                     -------            -------            -----------        -------------
CURRENT LIABILITIES

  Accounts payable                   $     4,067        $   434,904        $        --        $   438,971
  Accrued expenses                            --            188,513                 --            188,513
  Related party notes payable                 --          1,536,313                 --          1,536,313
  Interest payable                            --             64,878                 --             64,878
  Dividends payable                           --             31,653                 --             31,653
  Redeemable preferred stock                  --          1,859,954                 --          1,859,954
                                     -----------        -----------        -----------        -----------


    Total Current Liabilities              4,067          4,116,215                 --          4,120,282
                                     -----------        -----------        -----------        -----------


STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock; par value
   $0.005; 50,000,000 shares
   authorized; 4,491,200
   issued and outstanding                 22,457                900               (900)            22,457
  Additional paid-in capital
    (deficit)                          1,080,138                103         (1,105,262)           (25,021)
  Accumulated deficit                 (1,106,162)        (3,978,066)         1,106,162         (3,978,066)
                                     -----------        -----------        -----------        -----------

    Total Stockholders' Equity
      (Deficit)                           (3,567)        (3,977,063)                --         (3,980,630)
                                     -----------        -----------        -----------        -----------

    TOTAL LIABILITIES AND
     STOCKHOLDERS'
     EQUITY (DEFICIT)                $       500        $   139,152        $        --        $   139,652
                                     ===========        ===========        ===========        ===========

                             SOUND INDUSTRIES, LTD.
                Statements of Assumptions and Disclosures for the
                       Consolidated Proforma Balance Sheet
                                 March 31, 1997
                                   (Unaudited)


BACKGROUND AND HISTORICAL INFORMATION

         Sound Industries, Ltd. (Sound) (the Company) was incorporated under the laws of Utah on October 24, 1980. Prior to May 27, 1997, Sound had been a development stage company pursuing a number of different business opportunities from time to time, all of which businesses were discontinued and/or divested. Among the businesses formerly pursued by Sound were the development, production and marketing of sound reproduction equipment; the acquisition of U.S. patents pertaining mainly to positive displacement vane rotary pumps; and the acquisition of eight lode mining claims.

         On May 27, 1997, Sound Acquisition Corp. (SAC), a wholly owned subsidiary of Sound merged into WO Consulting, Inc. (New Scottsdale), a Delaware corporation, with New Scottsdale remaining as the surviving corporation of the merger and a wholly owned subsidiary of Sound. New Scottsdale had previously acquired substantially all of the assets of Scottsdale Technologies Inc. (Old Scottsdale) and following such acquisition was in the business of developing and marketing software and consumer electronic products within certain regions of the United States. In connection with such merger, New Scottsdale's name was changed to Scottsdale Technologies, Inc., and Old Scottsdale's name was changed to Dalescott, Inc.

         On October 30, 1997, Sound merged into New Scottsdale, with New Scottsdale remaining as the surviving corporation of the merger.

PROFORMA TRANSACTIONS

         The historical financial information contained herein has been consolidated assuming the acquisition by New Scottsdale of substantially all of the assets of Old Scottsdale, and the contribution of all of the outstanding shares of New Scottsdale to Sound by the shareholders of New Scottsdale in connection with the merger of SAC into New Scottsdale. The transaction is accounted for using the pooling of interests method of accounting whereby the acquired company, New Scottsdale, is accounted for as the acquiring company (reverse merger). Therefore the historical financial statements of Old Scottsdale become the historical financial statements of the Company with no adjustment to the historical carrying value of the assets or liabilities. The balance sheets of Sound and Old Scottsdale are shown at March 31, 1997.

PROFORMA ADJUSTMENTS

         Sound Acquisition Corp. will acquire 100% of Scottsdale. The proforma adjustments have been prepared under the pooling of interests method of accounting for business combinations and all significant inter-company transactions have been eliminated. The proforma adjustments to record the merger of the companies under the pooling of interests method of accounting for business combinations are:

                             SOUND INDUSTRIES, LTD.
                Statements of Assumptions and Disclosures for the
                   Consolidated Proforma Financial Statements
                                 March 31, 1997
                                   (Unaudited)

PROFORMA ADJUSTMENTS (Continued)

         1) Acquisition of assets of Old Scottsdale by New Scottsdale:

                                                                   Common
                                                                   stock $(900)
                                       Additional paid-in capital           900
                                                                   ------------
                                            Total                  $         --
                                                                   ============

         2) Eliminate the accumulated deficit of Sound:

                                       Accumulated deficit         $  1,106,162
                                       Additional paid-in capital    (1,106,162)
                                                                   ------------
                                            Total                  $         --
                                                                   ============

PART II

                  MARKET PRICE AND DIVIDENDS FOR COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

LISTING AND TRADING

       The Company's Common Stock trades on the NASDAQ bulletin board market (NASDAQ BB: SDNI). Until the Sound Merger, Sound was an inactive company. The transfer agent has advised the Company that there were no reported trades of Common Stock during the last two fiscal years until April 10, 1997. On November 28, 1997, the bid-ask spread of the Common Stock was $1.50-$2.50.

       As of April 25, 1997, there were approximately 250 shareholders of the Company's Common Stock.

DIVIDENDS

       The Company has no intention at this time to declare dividends on its Common Stock. The Company intends to retain future earnings, if any, to finance the future growth of the Company. The Company's future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, product development, financial condition and other relevant factors.

                                LEGAL PROCEEDINGS

       On July 18, 1997, Dalescott agreed to the Judgment and the Covenant Not to Execute. Pursuant to the terms of the Covenant Not to Execute, Dalescott agreed to pay GrandeTel or its order the amount of $145,000 during the period between August 1, 1997 and July 1, 1998. In the event Dalescott defaults on any of its obligations under the Covenant, GrandeTel may file the Judgment, record the Judgment and/or execute upon it. The Judgment is for the sum of $250,000 with interest thereon at the prime rate of Citibank plus two percent per annum from August 1, 1994 until paid. The Company has executed an Assumption Agreement to which it shall assume the obligations of Dalescott under the Covenant. See "RISK FACTORS-- Negative Net Worth; Certain Liabilities."

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       None.

                     RECENT SALES OF UNREGISTERED SECURITIES

       As of May 27, 1997, a total of 1,937,586 shares to purchase Common Stock of the Company was issued to the following persons in connection with the merger between Sound Acquisition Corp. and Scottsdale Technologies, Inc.: Eric J. Schedeler, C. Kimball McCusker, Stuart N. Rubin, Michael L. Slover, Creative Strategies Research International, Mesa Research, Wall Street Financial Corp., The Martz Agency, Amerasia International Group, Ltd., Merrill Ridgway, Jack Korff and Mary Steele. The foregoing issuance was a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

       In connection with the Sound Merger, Sound agreed in both the Sound Reorganization Agreement and the Sound Guarantee to guarantee the performance and observance by Scottsdale of all of Scottsdale's obligations pursuant to the Senior Note, the Warrants, the Note Purchase Agreement and any other agreement or instrument executed in connection with any of the foregoing. In addition, Sound agreed in the Sound Guarantee (a) that upon a conversion of the Senior Note, Sound shall issue shares of Sound's common stock to the same extent that Scottsdale is required to issue shares of Scottsdale's common stock upon a conversion of the Senior Note pursuant to the terms of the Senior Note and the Note Purchase Agreement and (b) that upon an exercise of the Warrants, Sound shall issue shares of Sound's common stock to the same extent that Scottsdale is required to issue shares of Scottsdale's common stock upon an exercise of the Warrants pursuant to the terms of the Warrants and the Note Purchase Agreement.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Delaware General Corporation Law ("DGCL") and the Certificate of Incorporation and Bylaws of Scottsdale govern the indemnification of the directors and officers of the Company.

       Delaware General Corporation Law

       Section 145 of the DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful, Sections 145(e) and 145(g), respectively, of the DGCL provide that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney's fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. Section 145(b) of the DGCL provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, except only to the extent a court determines that the person is entitled to indemnity for such expenses that such court deems proper.

       In addition, Section 102(b)(7) of the DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for damages for breach of the director's fiduciary duty subject to certain limitations.

       Provisions Under Scottsdale Certificate of Incorporation

       The Certificate of Incorporation of Scottsdale provides that Scottsdale shall, to the fullest extent permitted by the DGCL, as the same may be amended and supplemented, indemnify any and all past, present and future directors and officers of Scottsdale from and against any and all costs, expenses (including attorneys' fees), damages, judgments penalties, fines, punitive damages, excise taxes assessed with respect to an employee benefit plan and amounts paid in settlement in connection with any action, suit or proceeding, whether by or in the right of Scottsdale, a class of its security holders or otherwise, in which the director or officer may be involved as a party or otherwise, by reason of the fact that such person was serving as a director, officer, employee or agent of Scottsdale.

       Moreover, the Certificate of Incorporation of Scottsdale provides that a director of Scottsdale shall not be personally liable to Scottsdale or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Scottsdale or its stockholders, (ii) for acts of omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, as the same exists or may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporation action further limiting or eliminating the personal liability of directors, then the liability of a director to the Corporation shall be limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

       In addition, the Certificate of Incorporation of Scottsdale provides that any repeal or modification of the foregoing provisions of Scottsdale's Certificate of Incorporation shall be prospective only, and shall not adversely affect the right of a director or officer of Scottsdale to receive indemnification from Scottsdale existing at the time of such repeal or modification, and shall not adversely affect any limitation on the personal liability of a director of Scottsdale, in either case existing at the time of such repeal or modification.

       Provisions Under Scottsdale Bylaws

      Article VIII of the Bylaws of Scottsdale contains the following provisions with respect to indemnification and insurance:

      SECTION 1. The Company shall indemnify any person who was or is a party or who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, advisory director, officer, employee or agent of the Company or of any entity a majority of the voting stock of which is owned by the Company, or is or was serving at the request of the Company as a director, advisory director, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests or the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      SECTION 2. The Company shall indemnify any person who was or is a party or who was or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, advisory director, officer, employee or agent of the Company or of any entity a majority of the voting stock of which is owned by the Company or is or was serving at the request of the Company as a director, advisory director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence in the performance of his duty to the Company unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

      SECTION 3. To the extent that any person who is or was a director, advisory director, officer, employee or agent of the Company or of any entity a majority of the voting stock of which is owned by the Company, or who is or was serving at the request of the Company as a director, advisory director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article VIII, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. Any other indemnification under Sections 1 and 2 of this Article VIII shall (unless ordered by court) be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the applicable standard of conduct set forth therein has been met. Such determination shall be made (a) by the board of directors of the Company by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding of (b) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders of the Company.

      SECTION 4. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors of the Company in the specific case upon receipt of an undertaking by or on behalf of the director, advisory director, officer, employee of agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to this Article VIII.

      SECTION 5. The indemnification provided by this Article VIII shall not be deemed exclusive of any right to which those seeking indemnification may be entitled from the Company or any other entity under any statute, other bylaw, agreement, provision of the Company's certificate of incorporation, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, advisory director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. However, any amount actually received as the proceeds of any such other indemnification shall be deducted from the amount, if any, which he may entitled to receive pursuant to this Article VIII.

      SECTION 6. By action of its board of directors, notwithstanding any interest of the directors in the action, to the fullest extent permitted by the General Corporation Law of the State of Delaware, the Company may purchase and maintain insurance, in such amounts and against such risks as the board of directors deems appropriate, on behalf of any person who is or was a director, advisory director, officer, employee or agent of the Company, or who is or was serving at the request of the Company as a director, advisory director, officer, employee or agent of another Company, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power or would be required to indemnify him against such liability under the provisions of this Article VIII, or of the Company's certificate of incorporation of the General Corporation Law of the State of Delaware.



                                     * * * *


       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                INDEX TO EXHIBITS


      The following list describes the exhibits filed as part of this document.


                             DESCRIPTION OF EXHIBITS


 Exhibits    Page No.    Description
 --------    --------    -----------

    2.1                  Certificate of Incorporation of Scottsdale
                         Technologies, Inc.

    2.2                  Bylaws of Scottsdale Technologies, Inc.

    3.1                  Form of Common Stock Certificate

    3.2                  Shareholders' Voting Agreement

    3.3 Note and Warrant Purchase Agreement effective as of January 1, 1997 between WO Consulting, Inc. and Scottsdale Technologies-I, Ltd.

    3.4                  WO Consulting, Inc. 12% Senior Convertible Promissory
                         Note

    3.5                  Warrant to Purchase Common Stock of WO Consulting, Inc.

    6.1 Plan and Agreement of Reorganization among Lane Clissold, Sound Industries, Ltd., WO Consulting, Inc., Stuart N. Rubin, Scottsdale Technologies-I, Ltd., Eric
                         J. Schedeler and Scottsdale Technologies, Inc.

    6.2 Plan and Agreement of Reorganization among Scottsdale Technologies, Inc., WO Consulting, Inc., Eric J. Schedeler and C. Kimball McCusker

    6.3 First Amendment to Plan and Agreement of Reorganization among Scottsdale Technologies, Inc., WO Consulting, Inc., Eric J. Schedeler and C. Kimball McCusker

    6.4 Guarantee Agreement among Sound Industries, Ltd., WO Consulting, Inc. and Scottsdale Technologies-I, Ltd.

    6.5 Thunderbird Executive Office Park Lease Agreement between Pacific Realty Holdings Ltd. Partnership and Scottsdale Technologies, Inc.

    6.6                  Sound Industries, Ltd. 1997 Long-Term Incentive Plan

    6.7 Transcap Restructuring Agreement between Transcap Manufacturing Services, Inc. and Scottsdale Technologies, Inc.

    6.8 NGIC Restructuring Agreement between Network Gaming International Corp. and Scottsdale Technologies, Inc.

    6.9 General Security Agreement by WO Consulting, Inc. in favor of Scottsdale Technologies-I, Ltd.

   10.1 Scottsdale Technologies, Inc. Audited Financial Statements, December 31, 1996 and 1995

   10.2                  Consent of Jones, Jensen & Company

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant causes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SOUND INDUSTRIES, INC.



                                                By: s/ Eric J.Schedeler
                                                    -------------------
Date: December 10, 1997                             Eric J. Schedeler
                                                    Chief Executive Officer,
                                                    President and Director



Date: December 10, 1997                         By: s/ Stuart N.Rubin
                                                    -----------------
                                                    Stuart N. Rubin
                                                    Executive Vice President,
                                                    CFO, Secretary and Director